

PACCAR

2 ... RT

STATEMENT OF COMPANY BUSINESS

As a multinational technology company, PACCAR manufactures heavy-duty, on- and off-road Class 8 trucks sold around the world under the Kenworth, Peterbilt, DAF and Foden nameplates. The company competes in the North American Class 6-7 market with its medium-duty models assembled in North America and sold under the Peterbilt and Kenworth nameplates. In addition, DAF manufactures Class 6-7 trucks in the Netherlands and Belgium for sale throughout Europe, the Middle East and Africa and distributes Class 4-7 trucks in Europe manufactured by Leyland Trucks (UK). • PACCAR manufactures and markets industrial winches under the Braden, Gearmatic and Carco nameplates and competes in the truck parts aftermarket through its dealer network. • Finance and Leasing subsidiaries facilitate the sale of PACCAR products in many countries worldwide. Significant company assets are employed in financial services activities. • PACCAR maintains exceptionally high standards of quality for all of its products: they are well-engineered, are highly customized for specific applications and sell in the premium segments of their markets, where they have a reputation for superior performance and pride of ownership.

CONTENTS

FINANCIAL HIGHLIGHTS

	2002	2001
	(millions except per share data)	
Truck and Other Net Sales and Revenues	**$6,786.0**	$5,641.7
Financial Services Revenues	**432.6**	458.8
Total Revenues	**7,218.6**	6,100.5
Net Income	**372.0**	173.6
Total Assets:		
Truck and Other	**3,590.2**	3,155.4
Financial Services	**5,112.3**	4,758.5
Truck and Other Long-Term Debt	**33.9**	40.7
Financial Services Debt	**3,527.6**	3,426.2
Stockholders' Equity	**2,600.7**	2,252.6
Per Common Share:		
Net Income:		
Basic	**$ 3.22**	$ 1.51
Diluted	**3.20**	1.50
Cash Dividends Declared	**1.50**	.97

All per share amounts have been restated to give effect to a 50% stock dividend in May 2002.


REVENUES
billions of dollars
9.0
7.5
6.0
4.5
3.0
1.5
0.0
93 94 95 96 97 98 99 00 01 02


NET INCOME
millions of dollars
600
500
400
300
200
100
0
93 94 95 96 97 98 99 00 01 02

☐ *$17.5 million gain on sale of subsidiary – 1999*

☐ *$35 million gain on sale of subsidiary – 1997*


STOCKHOLDERS' EQUITY
billions of dollars
3.0
2.5
2.0
1.5
1.0
0.5
0.0
36%
30%
24%
18%
12%
6%
0%
93 94 95 96 97 98 99 00 01 02

Return on Equity (percent)

PACCAR had an excellent year in 2002 due to superior vehicle quality, geographic diversification and innovative implementation of technology in all facets of the business. PACCAR increased its share in the North American and European markets to record levels, as customers recognized the benefits of the lower operating costs and higher residual values of PACCAR products. PACCAR delivered over 92,000 trucks and sold more than $1 billion of aftermarket parts and services during the year.

Net income of $372 million was more than double 2001 earnings, and revenues of $7.2 billion were higher compared to the previous year. Dividends of $1.50 per share were declared during the year, including a special dividend of $.70. PACCAR has increased its regular quarterly dividend by 110 percent in the last five years. PACCAR declared a 3-for-2 stock dividend in May 2002.

PACCAR achieved many milestones during 2002 by adhering to its proven principles of producing the highest-quality products in the marketplace, investing in technology to benefit all aspects of the business and ensuring rigorous cost controls throughout the company. Ongoing investment in manufacturing facilities, parts distribution centers and technical research and development enabled the company to be one of the low-cost manufacturers in the industry and to provide a broad array of innovative customer services.

The North American truck market was buoyed by the pull-forward demand caused by the implementation of new engine-emission regulations in October 2002. The Class 8 truck market in North America, including Mexico, reached 180,000 vehicles, a 4 percent increase from the previous year. The European heavy-truck market was 11 percent lower than in 2001, as the region experienced slower economic growth.

Several truck manufacturers in North America, Europe and Japan are struggling due to their financial losses and high cost structures. With the challenges these companies are facing, it is anticipated that there will be additional consolidation within the commercial vehicle market.

PACCAR continued to set the pace for financial performance for commercial vehicle manufacturers. Return on beginning shareholder equity (ROE) was 16.5 percent in 2002, compared to 7.7 percent in 2001. The company's 2002 after-tax return on sales (ROS) was 5.5 percent, compared to 3.1 percent a year earlier. PACCAR's shareholder equity has increased 151 percent in the last decade to $2.6 billion. PACCAR's total shareholder return in 2002 was 9 percent and has exceeded the Standard & Poor's 500 Index for the previous one-, five- and ten-year periods.

INVESTING FOR THE FUTURE – PACCAR's strong balance sheet, steady profit growth and quality focus have enabled the company to maintain its investment in all aspects of the business. Capital expenditures for the manufacturing facilities have resulted in productivity and assembly efficiency improvements.

PACCAR is recognized as one of the leading technology companies in North America. In collaboration with leading software and hardware companies, PACCAR has successfully integrated new technology to profitably support its own businesses as well as its dealers and customers. Fifty-four new dealership locations were opened worldwide, including a DAF-owned facility in Berlin.

Major capital projects during the year included the development of a new parts distribution center in the U.K., expansion of the Atlanta parts distribution center, installation of new DAF engine assembly and machining lines, expansion of Peterbilt Division headquarters and the implementation of efficient, electronically controlled assembly tooling in the manufacturing facilities. In addition, major truck models were launched with updated features, including disc brakes and dashboard-installed telematic navigational systems.

SIX SIGMA – Six Sigma is integrated into all business activities at PACCAR and has been introduced into many of the company's dealers and suppliers. Its statistical methodology has been critical in the development of new product design and manufacturing processes, increased productivity and the establishment of clearly defined quality standards in PACCAR's manufacturing divisions.

Over 6,000 employees have been trained in Six Sigma, and there are 600 active projects under way. Six Sigma, in conjunction with Supplier Quality, has been instrumental in delivering improved performance by our suppliers and has measurably enhanced the quality and the fit and finish of trucks delivered worldwide.

INFORMATION TECHNOLOGY – PACCAR has made major steps in developing the competitive advantages of a strong Information Technology Division (ITD). PACCAR's use of information technology is centered on developing software and hardware that will reduce manufacturing costs and generate increased sales and profitability. Major accomplishments during the year include the integration of PACCAR's European ITD resources, the successful launch of a new Human Resource/Payroll system, the ongoing implementation of the wireless infrastructure in all PACCAR facilities and the initiation of an electronic dealership-of-the-future module.

PACCAR's information technology investment has benefited its dealers worldwide through the utilization of interlocking technology in all aspects of the parts and service business, which dramatically enhances the customer's positive experience at the independent dealerships. Standardized software and hardware platforms using XML technology have enabled PACCAR to implement uniform applications for the sales, service and parts business throughout the Kenworth, Peterbilt and DAF distribution networks.

TRUCKS – U.S. and Canadian Class 8 retail sales in 2002 were 166,000 units and the Mexican market totaled 14,000. Western Europe heavy-truck registrations were 220,000 units.

PACCAR's Class 8 retail sales market share in the U.S. surged to a record 23.6 percent in 2002. DAF's heavy-truck market share in Europe increased to a record 12.0 percent.

Industry Class 6 and 7 registrations in the U.S. and Canada numbered 78,000, a 10 percent reduction from the previous year. In Europe, the 6- to 15-tonne market was 77,000 units, a 12 percent decrease from 2001. PACCAR increased its North American and European market share in the medium-duty truck segment, as the company delivered nearly 18,000 medium-duty trucks and tractors in 2002.

The J.D. Power and Associates Customer Satisfaction Study℠ award in the United States for medium-duty conventional trucks has been earned by either Kenworth or Peterbilt for four consecutive years. Kenworth and Peterbilt are the fastest-growing medium-duty products in the marketplace, and this growth has contributed to dealers' profitability.

Peterbilt's factory in Denton, Texas, installed the second phase of its robotic paint system for base-coat application for the Model 387 and Model 379 conventional trucks. The Peterbilt Nashville contract expired September 1, 2002, and negotiations continued through year-end.

J.D. Power and Associates 1999-2002 Medium-Duty Truck Customer Satisfaction Studies℠, Medium-Duty Truck defined as Gross Vehicle Weight Class 5, 6 or 7 truck. www.jdpower.com.

Kenworth's T2000 won the annual Pikes Peak International Hill Climb. This is the fifth year in which Kenworth has participated in this prestigious event, and it has won the last three years. Kenworth introduced new technology features in many of its vehicles, including an update of the T300. Kenworth's percentage increase in Class 8 sales from 2001 to 2002 was the largest in the industry.

DAF Trucks has updated its entire product range in the last three years. The introduction of the new DAF XF has set the industry standard for ergonomics and luxury appointments in long-haul tractors. The DAF LF gained record market share in the 6- to 15-tonne segment.

Foden Trucks had a better year in 2002 due to the highly successful Alpha range. The production of Foden trucks at the Leyland facility has reduced manufacturing costs, contributing to Foden's competitive stance in the U.K. marketplace. PACCAR continued to realize ongoing synergies in its European companies in product development, purchasing, computer system infrastructure and financial services.

PACCAR Mexico (KENMEX) had a record year, as the Mexican economy stabilized. KENMEX exported over 1,100 trucks to U.S. customers, as well as enhancing its market share leadership in its home country.

PACCAR Australia had a record year in 2002, as the Australian truck market rebounded due to the strengthening economy throughout the country. Kenworth doubled its production rates and strengthened its industry market-share leadership. In addition, PACCAR set new market-share records in the distribution of DAF products in Australia.

The demand for PACCAR's off-highway export products throughout the world improved in 2002, as increased oil prices stimulated demand for trucks utilized in oil exploration and drilling.

AFTERMARKET TRUCK PARTS – PACCAR Parts had an excellent year in 2002, as they earned their tenth consecutive year of record profits. With sales of more than $1 billion, the PACCAR aftermarket parts business has established itself as a primary source for proprietary and all-make parts for PACCAR's dealer networks.

The consolidation of PACCAR's parts business worldwide has resulted in improved logistical efficiency and a simplified supplier interface, and it has enabled comprehensive performance benchmarking between the 11 Parts Distribution Centers (PDCs). PACCAR Parts began construction of a new PDC in the U.K. to service DAF and Foden customers. Over five million Class 8 trucks are operating in North America and Europe, and the aging of these vehicles, complemented by the growth in the number of Kenworth, Peterbilt and DAF service facilities, provides a good platform for future parts and service business.

PACCAR Parts Managed Dealer Inventory (MDI) is installed at over 360 PACCAR dealers worldwide. MDI utilizes proprietary software technology to determine parts-replenishment schedules. This program generates tremendous operating advantages to the dealers, including enhanced cost control, 24-hour/365-day-a-year service and increased profitability.

FINANCIAL SERVICES – At year-end, the PACCAR Financial Services (PFS) group of companies represented a portfolio of more than 115,000 trucks and trailers, with total assets of over $5.1 billion. PACCAR Financial Corp. (PFC) is the primary funding source in North America for Peterbilt and Kenworth trucks, financing 29 percent of their production in 2002.

PFC's conservative business approach and the ongoing strength of the dealer network enabled it to earn a reasonable profit in a difficult marketplace, even though over 2,500 fleets in the United States and Canada declared bankruptcy during the year.

PACCAR Financial accelerated the implementation of new credit-analysis systems throughout the distribution network and relocated several regional offices to gain operational synergies with PACCAR's manufacturing divisions.

PACCAR Financial Europe (PFE) was firmly established in seven Western European countries and attained its growth and profit targets. PFE is becoming an important element in the success of the DAF dealer network.

PACCAR Leasing (PacLease) earned its ninth consecutive year of record operating profit. The PacLease fleet grew to more than 15,000 vehicles, as

16 percent of the North American Class 8 market chose full-service leasing to satisfy their equipment needs. The selection and growth of PacLease preventative maintenance programs and repair contracts by many fleets was a major contributor to PacLease's success in 2002.

WINCHES – Overall demand for winches fell in 2002 due to ongoing economic issues in major markets. New products were developed for the North American mobile crane market, which has remained steady. Increased oil prices stimulated demand for a number of the Braden, Carco and Gearmatic winches. PACCAR Winch invested in new machine cells and logistic equipment to enhance its factories' efficiency.

A LOOK AHEAD – The dedicated efforts of more than 16,000 PACCAR employees enabled the company to distinguish itself as the global leader in the commercial vehicle business. The best financial results in the industry contributed to increased shareholder equity and an outstanding balance sheet. PACCAR has positioned itself as a low-cost manufacturer of the highest-quality products in the industry, and it has built a business and technology framework several years ahead of its competitors. It is pleasing to note that shareholders recognize the value of consistent profitability and steady, regular dividend growth — two operating characteristics that define PACCAR's business philosophy.

In North America, the unsettled economy will continue to impact the truck market in 2003. Lingering worldwide economic instability, complicated by the possibility of increased military action, is impeding a weak recovery. The result is that the 2003 truck markets in North America and Europe are expected to be, at best, similar to last year's. PACCAR's financial strength, high-quality products and strong distribution network are critical elements that contribute to its profitable results, even in a challenging economy.

PACCAR had an excellent year in 2002, with several operating divisions achieving record results. The company continues to take the appropriate steps to manage production rates consistent with its goal of achieving profitable market share growth, as well as vigorously reducing costs throughout the organization. The fundamental elements contributing to the success of this vibrant, dynamic company are quality products, geographic diversification with 50 percent of revenues generated outside the U.S., modern manufacturing and parts distribution facilities, innovative information technology, comprehensive financial services, a superb balance sheet, enthusiastic employees and the best distribution networks in the industry. PACCAR has established a consistent record of earnings through all phases of the economic cycle, achieving annual profits for 63 consecutive years. PACCAR's heritage, since its founding in 1905, has positioned the company to maintain the profitable growth its shareholders expect, by delivering quality products and services that have made the company a leader in the markets it serves.



MARK C. PIGOTT
Chairman and Chief Executive Officer
February 25, 2003


DAF
XF

DAF vaulted to a profit record in 2002, and increased its market share in the over 15-tonne and 6- to 15-tonne segments. The DAF XF, launched this year, reinforced DAF's reputation for comfortable ergonomic luxury combined with reliable and efficient operation.

DAF excelled in 2002, strengthening its presence with a modern, highly efficient product range and extensive customer-support network, even though the European truck market declined from 2001.

DAF renewed its widely acclaimed, top-of-the-line 95XF by launching the new DAF XF. Engineered to the exceptional standards of its predecessor, the XF delivers improved productivity, lower operating costs and luxurious driver comfort for long-haul applications.

A myriad of technological innovations enhances the DAF driving experience. The new chassis, built of high-grade steel, provides excellent structural rigidity. This unique design, combined with DAF-developed electronically controlled disc brakes on front and rear axles, enables the new XF to offer a 200 kg greater payload. The XF is standard with DAF's updated 12.6-liter, six-cylinder engine, which improves fuel economy by 1.5 to 2 percent and lengthens the service interval to 120,000 km (72,000 miles). The new XF is available in three different cab heights, including the Super Space Cab version — one of the most spacious cabins in the European market.


DAF

In addition to the prestigious award honoring the DAF LF as the International Truck of the Year 2002, DAF's new CF series was awarded Fleet Truck of the Year in the U.K. for the fifth year. DAF completed the introduction of the award-winning CF (18- to 40-tonne GCW) series, which covers a wide range of vocational applications in the marketplace, including construction and bulk haulage.

DAF developed a prototype for an "ultra-silent" tractor to help customers meet emerging after-hours noise restrictions within European cities. A driver can switch to "whisper mode" when entering an urban area at night — limiting maximum engine speed to 1,100 rpm and reducing engine noise by a remarkable 10 dB(A).

During 2002, DAF continued to expand and improve its vast distribution network of more than 1,000 dealers and service points throughout Europe. Among several major projects, DAF opened a new company-owned dealership in Berlin to serve this important region in Germany. The dealership features a highly modern and efficient workshop, an impressive new indoor truck showroom and industry-leading computerized parts systems.

The new generation DAF XF builds on the success of its widely acclaimed predecessor, the 95XF, to offer long-haul customers superior reliability, lower operating costs, high residual value and exceptional driver comfort. DAF's superb handling and luxury car appointments have resulted in numerous industry awards and increased market share.



Peterbilt achieved excellent results in 2002 and reinforced its position as the "Class" of the industry. Key product refinements highlighted Peterbilt's image for technology advancements and superb product quality, which result in outstanding customer satisfaction.

In the J.D. Power and Associates 2002 study, Peterbilt's acclaimed Model 330 earned the award as "Highest in Customer Satisfaction Among Conventional Medium-Duty Trucks Two Years in a Row." The award was based on customer rankings of several key factors used in the study, including vehicle quality; engine; transmission; ride, handling and braking; cab interior; and exterior design and styling.

Peterbilt announced many new options for the medium-duty Model 330, a highly versatile vehicle suited for a broad range of urban applications. The enhancements include a five-speed automatic transmission, heavy-duty auxiliary helper springs and axle-mounted parking brakes.

Peterbilt met the challenge of new engine-emissions regulations by engineering EPA-certified engines into all medium- and heavy-duty truck models. The new engine configurations are designed to provide customers with superior reliability and performance.


Peterbilt

With a long-established reputation as one of the most driver-satisfying Class 8 trucks available, Peterbilt reinforced its stature this year by introducing new Accent interiors for its conventional models. Rich colors, contemporary styling and a soft, leather-like fabric heighten driver comfort while retaining the features — ergonomic dash, Vermilion Burl wood grain accents and ample storage — that distinguish Peterbilt.

A redesigned hood dramatically enhances forward visibility by as much as five feet for Peterbilt Model 357 construction applications. The new hood is well-suited for confined job sites and other areas of heavy congestion where a vehicle must be powerful yet nimble.

Heavy Duty Trucking Magazine showcased Peterbilt's FLEX Air® tandem rear suspension as one of its Nifty Fifty best new product introductions, selected from hundreds of new products. The FLEX Air suspension's benefits include a revolutionary new design that weighs 400 pounds less than comparable suspensions.

Building on the success of its TruckCare® Preventive Maintenance programs, Peterbilt added two new service levels, creating a five-tiered system that matches precise customer needs. Preventive Maintenance customers also benefited this year from Peterbilt's new TruckCare Maintenance Manager. This powerful Web-based software tool allows drivers, service technicians and fleet personnel to track and analyze maintenance expenses.

New hood designs increase visibility and enhance styling on Peterbilt's rugged Model 357 configurations — increasing the driver's ability to maneuver comfortably on construction sites. Peterbilt's "Class" image and extremely durable chassis generate unparalleled customer satisfaction.

J.D. Power and Associates 2001-2002 Medium-Duty Truck Customer Satisfaction Studies℠, Medium-Duty Truck defined as Gross Vehicle Weight Class 5, 6 or 7 truck. www.jdpower.com



Kenworth's proud history of manufacturing premium-quality trucks that satisfy both owners and drivers was evident once again in 2002 as "The World's Best" recorded strong market-share gains. A series of product enhancements furthered its reputation as a technology leader in the trucking industry.

Kenworth expanded its use of advanced composites, introducing a new hood for the W900L conventional. The new "Metton" composite hood weighs 100 pounds less than its predecessor and enhances performance while embellishing the model's popular traditional look and design.

A newly designed roof fairing for Kenworth's flagship T2000, already one of the most aerodynamic heavy-duty trucks on the road, boosts fuel savings by as much as 1.5 percent — enabling the typical long-haul truck driver to save hundreds of dollars per year.


KW

The AG380, an advanced PACCAR proprietary lightweight rear axle air suspension, improves vehicle ride, handling and stability. It also reduces tare weight — adding to payload potential. The innovative new design saves several hundred pounds over trailing arm suspensions commonly used in other Class 8 trucks.

Kenworth's T600, T800 and W900 extended daycabs enhance driver comfort in regional haul and vocational applications. The new package adds six inches to current cab length and three inches of additional headroom and mounts the seat farther from the steering wheel, creating 12 percent more interior volume.

Kenworth has produced an advanced technology concept truck for each of the past four years. This year's prototype, based on Kenworth's T800, was specifically designed for liquid bulk haulers, which often transport fuel and hazardous materials. The vehicle's many high-tech features include driver fingerprint authentication, global positioning-based telematics tracking, Kenworth Surround Electronic Vision System and integrated tractor and trailer computer systems.

Kenworth updated its T300 medium-duty model with a 14,600-pound front axle option, increasing payload capacity. Fully automatic, five-speed overdrive transmissions and hydraulic brakes in combination with Cummins engines were also added to the options list.

The Kenworth T2000 model exhibited its versatility, winning the Highway Class/Big Rig Division at the Pikes Peak International Hill Climb in record time — for the third straight year.

Kenworth's strong dealer network continued to expand in the U.S. and Canada. Kenworth also added to its premium customer-support program in 2002 with Kenworth PremierCare® Maintenance Manager, a Web-based system offering fleet managers a powerful new way to track and control maintenance costs.

Kenworth continues to evolve its premium T2000 aerodynamic conventional. A new roof fairing smooths airflow between tractor and trailer, which enhances fuel efficiency by as much as 1.5 percent. The updated ergonomic and spacious interior enables drivers to focus on the efficient operation of their vehicle.

PACCAR Australia soared to new records in profits, sales and production during 2002, thus increasing its preeminence as the leading producer of commercial vehicles on the vast and diverse Australian continent.

A healthy Australian economy together with a proven, high-quality product line, which is custom-tailored for the most challenging operating environments, created unprecedented demand for Kenworth trucks in 2002.

One of the reasons for Kenworth Australia's success is the enthusiastic acceptance of its innovative T404 conventional vehicle. This model is engineered specifically to meet the increased requirement for higher horsepower and more payload in compact single and multiple trailer applications.

Kenworth Australia expanded its distribution network in 2002, adding a parts and service dealer in Tasmania and two new parts-only stores in Australia.

Four new DAF dealers were appointed, which expanded coverage for the increasingly popular European product line and resulted in new sales records for DAF Trucks in Australia.




KW

In Australia — a largely untamed continent of uncompromising terrain, severe climatic conditions and widely dispersed population centers — the Kenworth insignia stands for superior reliability. This K104 is an important "B-Doubles" solution capable of handling 100,000-pound payloads for thousands of miles in the outback.

PACCAR Mexico (KENMEX) continues to dominate the competitive Mexican market with more than 50 percent of heavy-duty tractor sales. Significant growth in demand for Class 7 vehicles and expanded export deliveries contributed to excellent financial results in 2002.

During the year, KENMEX introduced several new options for the popular Kenworth T300 medium-duty conventional model, including higher-horsepower engines, driver-ergonomic semiautomatic transmissions, higher axle ratings, aerodynamic mirrors and a more convenient cab entry design. Additional engine options for Class 8 construction trucks, coupled with pilot testing of sophisticated wireless satellite communications services throughout North America, promise exciting logistic developments for on/off highway vehicles.

KENMEX offers a complete portfolio of aftermarket customer services, including PACCAR Financial and PacLease, from the most comprehensive dealer network in the country. In 2002, KENMEX added several new locations — bringing the total number of dealer facilities to 85. KENMEX unveiled TruckBuilder®, a new Web-based program that enables customers to preconfigure their new truck based on the needs of their specific applications.




KW

From its modern factory in Mexicali, KENMEX produces a broad range of quality custom-engineered vehicles. This Kenworth T300 medium-duty conventional has become increasingly popular for urban and regional distribution in domestic and export markets. This Class 6-7 vehicle is also utilized in specialized vocations such as construction and fire service.

Leyland, the United Kingdom's foremost truck manufacturer, delivered nearly 14,000 vehicles to customers throughout Europe in 2002. This record production reflects the tremendous popularity of new generation DAF and Foden product lines.

With its world-class 600,000-square-foot manufacturing facility, Leyland produces the entire Foden product line as well as DAF CF 65 and 85 Series and the highly acclaimed DAF LF range. Leyland expanded production during the year to encompass Foden's new Alpha 6x4 and 8x4 rigids.

Investments in systems, inventory management and Six Sigma enabled Leyland to significantly increase productivity — while maintaining exceptionally high quality standards. Recognition of the DAF LF as International Truck of the Year for 2002 is just one measure of this remarkable achievement.

Leyland achieved ISO 9001:2000 accreditation in 2002 following an extensive audit by Lloyd's Register. The process applies extraordinarily rigorous quality standards for certification.


TRUCK OF THE YEAR 2002
DAF
LF

Leyland achieved record production levels as it met increased demand for DAF and Foden vehicles during 2002. The DAF LF, International Truck of the Year for 2002, set a new standard for excellence in urban applications.

Foden, one of the U.K.'s most revered nameplates, increased sales in 2002 by strengthening its share of the construction market as well as the distribution and logistics sectors.

Foden expanded its penetration of the construction sector with the introduction of the new Alpha multi-axle rigids. Engineered for 18- to 65-tonne GCW, these chassis reinforce Foden's reputation for supplying tough, durable products for the most demanding applications.

Featuring Alpha's class-leading driver environment and an exceptionally light tare weight (nearly 1,500 pounds lighter than comparable vehicles), the trucks are designed and built to excel in the most arduous operating environments. These rugged vehicles perform well in quarries, forests and construction sites by carrying more payload for customers.

Foden's dealer network continues to make substantial investments in facilities, with expanded operations this year in Birmingham, Liverpool and Carlisle.




Foden

The new Foden Alpha — with its exceptional fuel economy, unmatched payload capacity, superb performance and class-leading driver environment — has further strengthened Foden's reputation in the U.K.

PACCAR International is a leader in the design and manufacture of trucks for specialized applications around the world. A rebound in demand for on-highway trucks plus a strong oilfield sector boosted sales and profits for PACCAR International in 2002.

The global market for on-highway trucks improved for PACCAR International in Colombia, New Zealand and South Africa. Oilfield servicing and exploration in the Middle East and China continued to generate interest in proven PACCAR off-highway trucks, including the legendary Kenworth Super 953.

In 2002, PACCAR International accelerated the introduction of DAF products into key international markets. Using a strong existing dealer network, this strategy broadens the dealer's franchise by offering complementary product lines that can serve virtually all segments of the market.

The division also continued to introduce updated PACCAR electronic diagnostic and Web-based tools to its worldwide network, enhancing dealer communication, efficiency and customer service.




PACCAR International

PACCAR International utilizes PACCAR manufacturing plants and the specialized knowledge of its global dealer network to serve the specific transportation requirements of customers worldwide. This robust C500K, built for the oilfields of China, has demonstrated superior service in remote locations.

PACCAR Parts celebrated a decade of consecutive year-over-year record sales and profits during 2002 — an outstanding achievement resulting from strong dealer relationships, innovative use of information technologies and dramatic expansion of industry-leading customer support and parts marketing programs.

PACCAR Parts shipped nine million order lines in 2002, serving customer requirements for all makes of trucks through its global network of strategically located distribution centers. PACCAR Parts began construction of a new 100,000-square-foot Parts Distribution Center in the U.K., scheduled to open in the summer of 2003. PACCAR Customer Call Centers respond to more than one million telephone calls annually and offer 24/7 support to drivers throughout North America and Europe.

In 2002, PACCAR Parts launched SupportNet and Maintenance Manager in North America. SupportNet is a Web-based request management system that enables dealers to interact electronically with the PACCAR Customer Call Center and obtain faster answers to technical questions. Maintenance Manager is a powerful Web-based system that allows fleet personnel to track and control repair costs on every vehicle they operate.


Fuller
PACCAR

PACCAR Parts utilizes advanced technology to speed delivery of parts for all makes of medium- and heavy-duty trucks to Kenworth, Peterbilt, DAF and Foden dealers throughout the world, with emergency service available 24 hours a day, seven days a week.

PACCAR's Financial Services Companies (PFS) support the sale of PACCAR trucks throughout North America, Europe and Australia. With more than 115,000 trucks and trailers in their portfolios, PFS has assets exceeding $5.1 billion.

For more than 40 years, PACCAR Financial Corp. (PFC) has been the primary lender for Kenworth and Peterbilt trucks. While market conditions remained challenging during 2002, freight levels stabilized for much of the year, which improved fleet results in the U.S. compared to the previous year.

To enhance service to customers and dealers, PFC introduced its Online Transportation Information System (OTIS), a Web-based information network that enables sales personnel to quote, negotiate and conclude truck-financing deals online, in real time. This new software refines the credit approval and contract processes and provides dealers with a menu of online reports on customer accounts.

PACCAR Financial Europe, established in 2001 to facilitate the sale of popular DAF and Foden product lines, increased volume significantly this year, as many dealers embraced the benefits of "one-stop" shopping via PACCAR Financial.


PACCAR

PACCAR FINANCIAL

PACCAR Financial employs state-of-the-art information technology systems to simplify the process of purchasing and financing Kenworth and Peterbilt trucks. Its newest application, called OTIS, accelerates the credit application and finance contract preparation processes for PACCAR dealers and their customers nationwide.

PACCAR Leasing capitalized on growing demand for outsourced transport services to register its ninth consecutive year of record profits in 2002. One of the largest full-service truck rental and leasing networks in North America, PacLease now comprises over 15,000 units — with more than 1,000 leased vehicles serving Mexico.

In 2002, over 16 percent of all Class 6, 7 and 8 vehicles produced were delivered to the full-service leasing industry. Increasing government transport regulations and maintenance requirements for sophisticated vehicle systems combined to produce an expanding market for full-service leasing and outsourced fleet services.

PACCAR Leasing's strong market presence is based on three important factors: a fleet of custom-built, premium-quality PACCAR products with strong residual value and lower operating expenses; a network of responsive, locally owned franchises; and a broad spectrum of high-value transportation and logistic services. These unmatched advantages are attractive to companies with national distribution requirements, which comprise nearly half of all PacLease customers.




PacLease

PACCAR Leasing operates through 178 locally and company-owned franchise locations across North America to provide customers with value-added transportation services and premium-quality Kenworth and Peterbilt trucks.

PACCAR technical centers in the Netherlands and Washington State employ state-of-the-art technologies to enhance the quality, value and performance of PACCAR products worldwide. Increased use of predictive analysis has enhanced product development and testing programs.

The U.S. technical center focused on evaluating the latest generation of truck engines required to meet stringent new EPA emissions standards. Accelerated stress testing replicated tens of millions of customer miles, and sophisticated climatic test chambers confirmed the final designs.

The European technical center, in addition to ongoing development of advanced engine platforms that meet future emission and noise abatement regulations, completed its validation of DAF's new CF range multi-axle versions. The facility also played a key role in the development, testing and evaluation of the latest XF series.

High-speed computers that can expedite analysis by as much as 10 times over on-road evaluation, coupled with new rapid prototype machines, have dramatically accelerated product-development cycles.









PACCAR technical centers work in concert with the truck divisions from the earliest stages of vehicle design. Computer-aided analysis techniques combine with relentless laboratory and durability track testing to accelerate development of world-class components and designs.

The Winch Division is the foremost full-line producer of industrial winches in the world. Braden recovery winches, hoists and drives, Gearmatic planetary hoists and Carco tractor winches — all renowned for engineering excellence and dependability — serve an exceptionally diversified customer base.

The introduction of new models and increased sales in the tractor market in 2002 partially offset lower demand in the oil and gas, utility and other markets, which resulted in a slight decline in sales volumes and profits for the Winch Division.

The Winch Division expanded its comprehensive line of hydraulically driven planetary tractor winches with the H70 and H140, rated at 70,000-pound and 140,000-pound line pull, respectively. These innovative new designs replaced drivelines, bevel gears and input shafts with a variable-displacement hydraulic motor — resulting in much more precise operating control for applications with line speeds ranging from 100 to less than two feet per minute. A series of product enhancements was also introduced to better serve crane, utility and forestry markets.



PACCAR WINCH

The PACCAR Winch Division delivers exceptional-quality winches and drives tailored to specific industrial applications. The Braden, Carco and Gearmatic brands are recognized throughout the world for their dependability and precise handling in challenging environments.

EARNINGS & DIVIDENDS PER SHARE*
dollars


5.00
4.00
3.00
2.00
1.00
0.00
93 94 95 96 97 98 99 00 01 02

Diluted Earnings per Share

Dividends per Share

*All amounts have been restated to reflect a 50% stock dividend in May 2002.

U.S. CLASS 8 TRUCK MARKET SHARE
registrations


Units
200
150
100
50
0
50%
40%
30%
20%
10%
0%
93 94 95 96 97 98 99 00 01 02

Total U.S. Class 8 Units excluding PACCAR (in thousands)

PACCAR Units (in thousands)

PACCAR Market Share

TOTAL ASSETS
billions of dollars


9.0
7.5
6.0
4.5
3.0
1.5
0.0
93 94 95 96 97 98 99 00 01 02

Truck and Other

Financial Services

GEOGRAPHIC REVENUE
billions of dollars


9.0
7.5
6.0
4.5
3.0
1.5
0.0
93 94 95 96 97 98 99 00 01 02

United States

Outside U.S.

(tables in millions, except per share data)

RESULTS OF OPERATIONS:

	2002	2001	2000
Net sales and revenues:			
Truck and Other	**$6,786.0**	$5,641.7	$7,457.4
Financial Services	**432.6**	458.8	479.1
	$7,218.6	$6,100.5	$7,936.5
Income before taxes:			
Truck and Other	**$ 473.4**	$ 185.0	$ 553.8
Financial Services	**72.2**	35.0	76.4
Investment Income	**28.5**	35.3	34.9
Income taxes	**(202.1)**	(81.7)	(223.3)
Net income	**$ 372.0**	$ 173.6	$ 441.8
Diluted earnings per share	**$ 3.20**	$ 1.50	$ 3.82

Overview:

PACCAR is a multinational company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts. A portion of the Company's revenues and income is also derived from the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

Heavy-duty truck retail sales in the U.S. and Canada were 5% above 2001 as a result of increased customer demand beginning in the second quarter of 2002. In addition, the Company improved its market share in the U.S. and Canada due in part to the effects of "pull-forward" demand related to the implementation of new engine-emission regulations, effective October 1, 2002.

In Europe, PACCAR's other major market, truck sales and revenues were comparable to the prior year as an increase in the value of the euro relative to the U.S. dollar offset a 6% decrease in unit deliveries. Heavy-duty market share for PACCAR's DAF truck brand increased to 12.0% from 11.3% in 2001.

PACCAR's net income in 2002 was $372.0 million, or $3.20 per diluted share, on revenues of $7.2 billion. This compares to 2001 net income of $173.6 million, or $1.50 per diluted share, on revenues of $6.1 billion. Revenues and net income increased in 2002 primarily due to higher truck sales and margins in the U.S. and Canada with improvements in profit in Europe, Mexico and Australia.

The Company continued to achieve cost reductions throughout the year. Selling, general and administrative expenses (SG&A) were reduced to $354.5 million in 2002 from $367.1 million in 2001. As a percent of net sales and revenues, SG&A expenses decreased to 5.2% in 2002 versus 6.5% in 2001 due to the combination of higher sales and lower SG&A.

Financial Services revenues decreased 6% to $432.6 million in 2002 due to lower earning asset balances and reduced interest rates. Financial Services income before taxes increased to $72.2 million compared to $35.0 million in 2001 as a result of lower credit losses in the U.S. finance subsidiary due to improving used-truck prices during the year and fewer repossessions.

Investment income in 2002 of $28.5 million was lower than the prior year due to $10.8 million in write-downs of equity investments to market value as well as lower market interest rates. These effects were partially offset by higher short-term investment amounts.

Income taxes as a percentage of pretax income were 35.2% in 2002 compared to 32.0% in the previous year. The increase in 2002 primarily reflects the larger proportion of taxable profit earned in the U.S. and higher effective foreign tax rates related to currency fluctuations.

Truck

PACCAR's truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 93% of revenues in 2002 and 2000 and 91% of revenues in 2001. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.

	2002	2001	2000
Truck net sales and revenues	**$6,733.2**	$5,575.8	$7,385.8
Truck income before taxes	**$ 482.5**	$ 189.1	$ 512.8

2002 Compared to 2001:
PACCAR's worldwide truck sales and revenues increased 21% to $6.7 billion in 2002 primarily due to higher truck sales volume in North America. Worldwide truck deliveries increased 17% to 92,300 units, strengthening PACCAR's position as one of the largest producers of light-, medium- and heavy-duty trucks in the world.

Truck income before taxes was $482.5 million compared to $189.1 million earned in 2001 due to higher sales and margins and vigorous cost control. Truck gross margins improved in 2002 as a result of strong customer demand in the U.S. and Canada in the second and third quarters, improved operating efficiencies at higher production levels and cost reductions from process improvements throughout the Company.

Retail sales of new Class 8 trucks in the U.S. and Canada were 166,000 in 2002, a 5% increase from the 2001 level of 158,000. PACCAR's Class 8 retail sales increased approximately 27% from 2001 levels and market share increased to 23.6% from 19.6% in 2001. Although a relatively small portion of sales in 2002, PACCAR's medium-duty truck continued its share growth in the U.S. and Canada.

The European heavy-duty truck market decreased 11% to 220,000 units. Continued success of recent product introductions resulted in improved heavy-duty market share for PACCAR's DAF truck brand from 11.3% to 12.0%. DAF also improved its market share to 8.6% from 7.7% in the light-truck market with the success gained by DAF's LF model, which earned the 2002 International Truck of the Year award. Sales in Europe were 31% of PACCAR's Truck and Other net sales and revenues in 2002, compared to 37% in 2001.

PACCAR also has a significant market presence in Mexico and Australia. The combined sales and profits from these countries were higher by 33% and 122%, respectively, in 2002 compared to 2001. In 2002, these markets represented approximately 11% of sales and 15% of profits, compared to 10% of the truck segment sales and 17% of profits in 2001.

Sales and profits from trucks sold to export customers in South America, Africa and Asia improved in 2002 versus 2001. Export sales represent a minor portion of PACCAR's overall results.

PACCAR's worldwide aftermarket parts revenues increased in 2002 compared to 2001. Parts operations in North America and Europe benefited from customer service initiatives and marketing programs designed to promote parts sales.

Research and development expense in 2002 amounted to $56.0 million, a 24% decrease from 2001, as major product and factory projects were completed in prior years.

2001 Compared to 2000:
PACCAR's worldwide truck net sales and revenues declined 25% to $5.6 billion in 2001 due to lower sales volume in North America. Truck income before taxes was $189.1 million, 63% lower than 2000 due to lower sales and revenues and lower margins, partially offset by lower SG&A expenses.

Retail sales of new heavy-duty trucks in the U.S. and Canada were 158,000 in 2001, a 34% decline from the 2000 level of 239,000, the second highest in history. PACCAR's heavy-duty retail sales decreased approximately 40% from 2000 levels and market share in the U.S. and Canada declined to 19.6% from 21.4% in 2000. PACCAR's 2001 market share in the U.S. and Canada was adversely impacted by competitors' actions to reduce their excess new-truck inventories.

The European heavy-duty truck market decreased 3% in 2001 to 246,000 units. DAF, with a renewed product line as a result of the introduction of the new CF model, increased its share of the European heavy-duty market in 2001 to 11.3%. Market share also improved slightly to 7.7% in the light-truck market. Sales in Europe represented approximately 37% of PACCAR's total truck sales revenue in 2001 as compared to 29% in 2000.

Despite the weak U.S. and Canada truck market, the Company's worldwide aftermarket parts revenues in 2001 increased slightly compared to 2000.

Research and development expense in 2001 amounted to $74.0 million, a 28% decrease from 2000 as a result of the completion of significant product development programs during 2001.

Truck Outlook
In North America, the market forecast for 2003 sales of medium- and heavy-duty trucks could be comparable to 2002 levels. The first half of 2003 is expected to be lower than the second half of 2002 due to orders pulled forward prior to the October 1, 2002, engine-emission requirements. It is anticipated that demand could improve in the second half of 2003, assuming favorable economic conditions. A work stoppage at PACCAR's Peterbilt factory in Nashville, which began on September 3, continues without resolution.

In Europe, the heavy-duty truck market is also expected to be comparable to 2002 levels, but is dependent on general economic conditions.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and Europe, derives its earnings primarily from financing or leasing PACCAR products.

PACCAR has a 49% equity ownership in DAF Financial Services in Europe, which provides finance and leasing products to DAF customers in Europe. In 2001, the Company began to phase out this joint venture concurrent with the start-up of financial operations of its wholly owned subsidiary, PACCAR Financial Europe.

The finance company joint venture ceased writing new business in the second half of 2001. The joint venture had assets of $425 million at December 31, 2002, compared to $715 million at December 31, 2001. The $37 million investment in this joint venture is recorded under the equity method and is included in Financial Services other assets.

	2002	2001	2000
Financial Services:			
Average earning assets	**$4,670.0**	$4,725.0	$4,878.3
Revenues	**432.6**	458.8	479.1
Income before taxes	**72.2**	35.0	76.4

2002 Compared to 2001:

Financial Services revenues decreased 6% to $432.6 million from 2001 due to lower earning asset balances and reduced market interest rates. Average earning assets were slightly lower, despite higher lending volume, due to increased portfolio runoff in North America. PACCAR Financial Europe completed its first full year of operations, resulting in growth in the European earning asset base.

Income before taxes more than doubled to $72.2 million due to lower credit losses in the U.S. as well as improved finance margins. Credit losses for the segment were $51.1 million in 2002, compared to $86.4 million in 2001. During 2002, the U.S. finance company experienced steady reductions in the levels of past dues and repossessions as well as a lower loss per repossession resulting from improved used truck prices. The first full year of operations of PACCAR Financial Europe contributed to higher segment SG&A in 2002.

2001 Compared to 2000:

Financial Services revenues declined 4% to $458.8 million due to lower earning assets and lower interest rates. Average earning assets decreased 3% due to reduced new loan volume in the U.S. and Canada, partially offset by increased new loan volume in Europe.

Income before taxes declined 54% to $35.0 million from $76.4 million in 2000. Although finance margins increased slightly in 2001, the improvement was more than offset by sharply higher credit losses in the United States and by higher operating expenses associated with the start-up of the finance company in Europe in the middle of 2001. Total segment credit losses were $86.4 million in 2001, compared to $34.5 million in 2000. The U.S. finance company experienced increased levels of past dues and repossessions as well as a higher loss per repossession.

Financial Services Outlook

The outlook for the Financial Services segment is dependent on the level of credit losses experienced, as well as the generation of new business. An extended period of general economic weakness, as well as high fuel and insurance costs, could exert pressure on the profit margins of truck operators and result in a return to higher repossessions. In the U.S., fleet bankruptcy filings continue at a high level and many trucking companies are financially weak. In early 2000, the Company adjusted credit granting policies to reflect the more difficult market. These conservative credit policies, as well as continued strength in used truck prices, contributed to the reduction in credit losses in the second half of 2002. Truck production in 2003 could continue at levels similar to 2002, which, if achieved, would result in a stable earning asset base. PACCAR Financial Europe's asset base is expected to grow during the year.

Other Business

Included in Truck and Other is the Company's winch manufacturing business. Sales from this business represent less than 1% of net sales for 2002, 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES:

	2002	2001	2000
Cash and cash equivalents	**$ 773.0**	$ 655.2	$ 536.7
Marketable securities	**535.3**	406.9	394.7
	$1,308.3	$ 1,062.1	$ 931.4

The Company's cash and marketable securities totaled $1,308.3 million at December 31, 2002, $246.2 million more than 2001. Cash inflows from operations were used for dividends, capital expenditures, pension contributions, acquisitions of equipment under operating leases, debt repayment and investments in the Financial Services operations.

The Company has a $1.275 billion multiyear bank facility to provide liquidity to its commercial paper program. The Company's strong liquidity position and investment-grade credit rating continue to provide financial stability and ready access to capital markets at competitive interest rates.

In September 2002 the Company's Board of Directors authorized the repurchase of three million shares of PACCAR common stock from time to time under a stock repurchase program. As of December 31, 2002, no shares had been repurchased.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper was reduced to $71.6 million as of December 31, 2002, and consists of fixed and floating rate Canadian dollar debt for the construction of the Company's truck-assembly facility in Quebec in 1999. The remainder of the Company's borrowings used to fund the acquisition of DAF in 1996 was repaid in full in 2002.

Expenditures for property, plant and equipment in 2002 totaled $78 million, as compared to $81 million in 2001. Over the last five years, the Company's worldwide capital spending, excluding the Financial Services segment, totaled $742 million.

Spending for capital investments in 2003, including new product development, is expected to increase from 2002 levels. PACCAR continues to make investments in state-of-the-art technology to improve product design, achieve efficiencies in business processes and enhance the distribution network, as well as develop new manufacturing tooling to support product-development plans.

Financial Services

The Company funded its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds was intersegment capital contributions and loans.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes and, to a lesser extent, bank loans. In 2000, PACCAR Financial Corp. (the U.S. finance and leasing company) filed a shelf registration under which $2.5 billion of medium-term notes could be issued as needed. At the end of 2002, $630.0 million of this registration was still available for issuance.

To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of structuring borrowings with interest-rate characteristics similar to those of the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted types of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the contracts outstanding.

PACCAR believes its Financial Services companies will be able to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

Commitments

The following summarizes the Company's contractual cash commitments at December 31, 2002:

	Maturity		
	Less than One Year	More than One Year	Total
Borrowings	$2,703.2	$ 896.0	$3,599.2
Operating leases	15.0	21.0	36.0
Other obligations	56.9	108.3	165.2
Total	$2,775.1	$1,025.3	$3,800.4

At the end of 2002, the Company had approximately $3.8 billion of cash commitments, including $2.8 billion maturing within one year. As described in Note K of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper of the Financial Services segment. Approximately $3.5 billion of the cash commitments were related to the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Other obligations include deferred cash compensation, the Company's contractual commitment to acquire future production inventory and a minimum fixed fee for third party parts distribution in the United Kingdom, all of which are expected to be met from cash generated by operations.

The following summarizes the Company's other commitments at December 31, 2002:

	Commitment Expiration		
	Less than One Year	More than One Year	Total
Letters of credit	$ 27.7	$ .5	$ 28.2
Loan guarantees		18.0	18.0
Loan and lease commitments	117.4		117.4
Equipment acquisition commitments		26.1	26.1
Residual value guarantees	71.4	248.3	319.7
Total	$216.5	$292.9	$509.4

Loan guarantees consist of guarantees of the borrowings of certain PACCAR dealers. Loan and lease commitments are to fund new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company's commitment to acquire equipment at a guaranteed value if the customer elects to return the equipment at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various federal, state and local requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred.

Expenditures related to environmental activities were $2 million in 2002, which was comparable to spending in 2001 and 2000.

The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a "potentially responsible party" by the U.S. Environmental Protection Agency (EPA) or by a state-level environmental agency. At certain of these sites, the Company, together with other parties, is participating with the EPA and other state-level agencies both in cleanup studies and the determination of remedial action, as well as actual remediation procedures.

The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $25 million and $47 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

In prior years, the Company was successful in recovering a portion of its environmental remediation costs from insurers, but does not believe future recoveries from insurance carriers will be significant.

While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated cash flow, liquidity or financial condition.

CRITICAL ACCOUNTING POLICIES:

In the preparation of the Company's financial statements, in accordance with Accounting Principles Generally Accepted in the United States, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements.

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and F of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model and anticipated market demand and the expected usage of the truck. If the sales price of the trucks at the end of the term of the agreement differs significantly from the Company's estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate, however, future market conditions, changes in government regulations and other factors outside the Company's control can impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted downward if market conditions warrant.

Credit Loss Reserves

The establishment of credit loss reserves on financial services receivables is dependent on estimates, including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be adversely impacted.

Product Warranty

The expenses related to product warranty are estimated and recorded at the time products are sold based on historical data regarding the source, frequency and cost of warranty claims. Management believes that the warranty reserve is appropriate and takes actions to minimize warranty costs through quality-improvement programs; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Pension and Other Postretirement Benefits

The Company's employee pension and other postretirement benefit costs and obligations are governed by Financial Accounting Standards No. 87 and No. 106. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefits costs and obligations. See Note L to the Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; insufficient or under-utilization of manufacturing capacity; supplier interruptions; increased warranty costs or litigation; or legislative and governmental regulations.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	**2002**	2001	2000
	(millions except per share data)		
TRUCK AND OTHER:			
Net sales and revenues	**$6,786.0**	$5,641.7	$7,457.4
Cost of sales and revenues	**5,947.2**	5,079.1	6,507.9
Selling, general and administrative	**354.5**	367.1	385.3
Interest and other expense, net	**10.9**	10.5	10.4
	6,312.6	5,456.7	6,903.6
Truck and Other Income Before Income Taxes	**473.4**	185.0	553.8
FINANCIAL SERVICES:			
Revenues	**432.6**	458.8	479.1
Interest and other	**237.7**	275.3	300.4
Selling, general and administrative	**69.5**	62.0	59.9
Provision for losses on receivables	**53.2**	86.5	42.4
	360.4	423.8	402.7
Financial Services Income Before Income Taxes	**72.2**	35.0	76.4
Investment income	**28.5**	35.3	34.9
Total Income Before Income Taxes	**574.1**	255.3	665.1
Income taxes	**202.1**	81.7	223.3
Net Income	**$ 372.0**	$ 173.6	$ 441.8
Net Income Per Share			
Basic	**$ 3.22**	$ 1.51	$ 3.84
Diluted	**$ 3.20**	$ 1.50	$ 3.82
Weighted Average Number of Common Shares Outstanding			
Basic	**115.6**	114.7	115.0
Diluted	**116.4**	115.4	115.7

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31	2002	2001
	(millions of dollars)	
TRUCK AND OTHER:		
Current Assets		
Cash and cash equivalents	$ 738.1	$ 616.2
Trade and other receivables, net of allowance for losses (2002 - $25.9 and 2001 - $21.7)	404.7	396.3
Marketable debt securities	535.3	406.9
Inventories	310.6	267.8
Deferred taxes and other current assets	112.9	146.9
Total Truck and Other Current Assets	2,101.6	1,834.1
Equipment on operating leases, net	447.3	347.3
Goodwill and other	222.9	145.2
Property, plant and equipment, net	818.4	828.8
Total Truck and Other Assets	3,590.2	3,155.4
FINANCIAL SERVICES:		
Cash and cash equivalents	34.9	39.0
Finance and other receivables, net of allowance for losses (2002 - $109.1 and 2001 - $104.7)	4,659.2	4,439.9
Equipment on operating leases, net	310.9	187.5
Other assets	107.3	92.1
Total Financial Services Assets	5,112.3	4,758.5
	$8,702.5	$7,913.9

LIABILITIES AND STOCKHOLDERS' EQUITY

December 31	**2002**	2001
	(millions of dollars)	
TRUCK AND OTHER:		
Current Liabilities		
Accounts payable and accrued expenses	**$1,149.3**	$1,013.2
Current portion of long-term debt and commercial paper	**37.7**	101.2
Dividend payable	**71.4**	19.2
Total Truck and Other Current Liabilities	**1,258.4**	1,133.6
Long-term debt and commercial paper	**33.9**	40.7
Residual value guarantees and deferred revenues	**516.4**	408.0
Deferred taxes and other liabilities	**289.9**	288.3
Total Truck and Other Liabilities	**2,098.6**	1,870.6
FINANCIAL SERVICES:		
Accounts payable, accrued expenses and other	**125.9**	97.2
Commercial paper and bank loans	**2,009.8**	1,919.5
Term debt	**1,517.8**	1,506.7
Deferred taxes and other liabilities	**349.7**	267.3
Total Financial Services Liabilities	**4,003.2**	3,790.7
STOCKHOLDERS' EQUITY		
Preferred stock, no par value – authorized 1.0 million shares, none issued		
Common stock, $1 par value – authorized 200.0 million shares, 115.9 million shares issued and outstanding	**115.9**	79.2
Additional paid-in capital	**545.8**	658.1
Retained earnings	**2,113.3**	1,916.5
Less treasury shares – at cost		(105.8)
Accumulated other comprehensive loss	**(174.3)**	(295.4)
Total Stockholders' Equity	**2,600.7**	2,252.6
	$8,702.5	$7,913.9

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2002	2001	2000
		(millions of dollars)	
OPERATING ACTIVITIES:			
Net income	**$ 372.0**	$ 173.6	$ 441.8
Items included in net income not affecting cash:			
Depreciation and amortization:			
Property, plant and equipment	**118.0**	107.5	98.8
Equipment on operating leases and other	**100.2**	72.4	56.7
Provision for losses on financial services receivables	**53.2**	86.5	42.4
Other	**49.4**	41.0	29.1
Change in operating assets and liabilities:			
(Increase) Decrease in assets other than cash and equivalents:			
Receivables	**39.3**	78.6	(20.4)
Inventories	**(15.9)**	23.8	65.9
Other	**(36.3)**	(12.8)	(26.1)
Increase (Decrease) in liabilities:			
Accounts payable and accrued expenses	**82.5**	(45.7)	(110.4)
Deferred lease revenues	**32.7**	104.2	135.1
Other	**.3**	(3.4)	(45.5)
Net Cash Provided by Operating Activities	**795.4**	625.7	667.4
INVESTING ACTIVITIES:			
Finance receivables originated	**(1,829.3)**	(1,560.1)	(2,256.5)
Collections on finance receivables	**1,869.7**	1,897.9	1,729.5
Net (increase) decrease in wholesale receivables	**(205.1)**	45.5	.6
Marketable securities purchases	**(659.3)**	(636.8)	(268.6)
Marketable securities sales and maturities	**537.1**	628.6	408.5
Acquisition of property, plant and equipment	**(78.8)**	(83.9)	(142.9)
Acquisition of equipment for operating leases	**(261.4)**	(225.4)	(225.0)
Proceeds from asset disposals	**28.5**	18.8	36.1
Other	**5.6**	(9.5)	(7.1)
Net Cash (Used in) Provided by Investing Activities	**(593.0)**	75.1	(725.4)
FINANCING ACTIVITIES:			
Cash dividends paid	**(123.0)**	(168.4)	(217.5)
Purchase of treasury shares			(105.8)
Stock option transactions	**22.4**	12.0	13.0
Net increase (decrease) in commercial paper and bank loans	**12.7**	(337.7)	198.4
Proceeds from long-term debt	**867.4**	458.8	819.0
Payments on long-term debt	**(938.6)**	(517.2)	(629.0)
Net Cash (Used in) Provided by Financing Activities	**(159.1)**	(552.5)	78.1
Effect of exchange rate changes on cash	**74.5**	(29.8)	(11.8)
Net Increase in Cash and Cash Equivalents	**117.8**	118.5	8.3
Cash and cash equivalents at beginning of year	**655.2**	536.7	528.4
Cash and cash equivalents at end of year	**$ 773.0**	$ 655.2	$ 536.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

December 31	2002	2001	2000
	(millions of dollars except per share data)		
COMMON STOCK, $1 PAR VALUE:			
Balance at beginning of year	$ 79.2	$ 78.8	$ 78.3
Treasury stock retirement	(2.4)		
50% stock dividend	38.6		
Stock options exercised	.5	.4	.3
Other stock compensation			.2
Balance at end of year	115.9	79.2	78.8
ADDITIONAL PAID-IN CAPITAL:			
Balance at beginning of year	658.1	643.0	626.9
Treasury stock retirement	(103.4)		
50% stock dividend	(38.6)		
Stock options exercised and tax benefit	25.3	14.8	11.7
Other stock compensation	4.4	.3	4.4
Balance at end of year	545.8	658.1	643.0
RETAINED EARNINGS:			
Balance at beginning of year	1,916.5	1,854.1	1,580.9
Net income	372.0	173.6	441.8
Cash dividends declared on common stock, per share: 2002-$1.50; 2001-$.97; 2000-$1.47	(175.2)	(111.2)	(168.6)
Balance at end of year	2,113.3	1,916.5	1,854.1
TREASURY STOCK—AT COST:			
Balance at beginning of year	(105.8)	(105.8)	
Purchases			(105.8)
Treasury stock retirement	105.8		
Balance at end of year		(105.8)	(105.8)
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
NET UNREALIZED INVESTMENT GAINS (LOSSES):			
Balance at beginning of year	$ (2.4)	$ (6.8)	$ (6.4)
Net unrealized gains (losses)	9.8	4.4	(.4)
Balance at end of year	7.4	(2.4)	(6.8)
MINIMUM PENSION LIABILITY:			
Balance at beginning of year	(8.8)		
Increase in minimum pension liability	(11.5)	(8.8)	
Balance at end of year	(20.3)	(8.8)	
ACCUMULATED UNREALIZED NET LOSS ON DERIVATIVE CONTRACTS:			
Balance at beginning of year	(37.3)		
Net unrealized losses	(2.4)	(37.3)	
Balance at end of year	(39.7)	(37.3)	
CURRENCY TRANSLATION:			
Balance at beginning of year	(246.9)	(214.2)	(169.1)
Translation gains (losses)	125.2	(32.7)	(45.1)
Balance at end of year	(121.7)	(246.9)	(214.2)
Total accumulated other comprehensive loss	$ (174.3)	$ (295.4)	$ (221.0)
Total Stockholders' Equity	$2,600.7	$2,252.6	$2,249.1

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

December 31	2002	2001	2000
		(millions of dollars)	
Net income	**$372.0**	$173.6	$441.8
Other comprehensive income (loss), net of tax:			
Net unrealized investment gains (losses)	**9.8**	4.4	(.4)
Minimum pension liability increase	**(11.5)**	(8.8)	
Cumulative effect of accounting change for derivative contracts		(15.7)	
Unrealized net loss on derivative contracts	**(2.4)**	(21.6)	
Foreign currency translation gains (losses)	**125.2**	(32.7)	(45.1)
Net other comprehensive income (loss)	**121.1**	(74.4)	(45.5)
Comprehensive Income	**$493.1**	$ 99.2	$396.3

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000 (currencies in millions)

A. SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating principally in two segments: (1) the manufacture and distribution of light-, medium- and heavy-duty commercial trucks and related aftermarket parts and (2) finance and leasing products and services provided to customers and dealers. PACCAR's sales and revenues are derived primarily from its operations in the United States and Europe. The Company also operates in Canada, Australia and Mexico.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in companies where PACCAR has a 20% to 50% ownership interest.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less.

Goodwill: In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard (FAS) No. 142, *Goodwill and Other Intangible Assets.* The Company was required to adopt FAS No. 142 on January 1, 2002. This statement required the cessation of goodwill amortization and that goodwill only be written down for impairments. Prior to January 1, 2002, goodwill was amortized on a straight-line basis for periods ranging from 15 to 25 years. Amortization of goodwill totaled $3.0 in 2001 and 2000. The Company concluded no impairment of goodwill existed upon adoption or when reevaluated in the fourth quarter of 2002. At December 31, 2002, goodwill amounted to $78.6 and $61.4 at December 31, 2001.

Revenue Recognition: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note F).

Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income. For operating leases, rental revenue is recognized on a straight-line basis over the lease term. Recognition of interest income and rental revenue are suspended when management determines that collection is not probable (generally after 90 days past due). Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Foreign Currency Translation: For most of PACCAR's foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income

December 31, 2002, 2001 and 2000 (currencies in millions except share and per share amounts)

statement amounts are translated at an average of the month-end rates. Adjustments resulting from this translation are recorded in a separate component of stockholders' equity.

At December 31, 2002, the euro relative to the U.S. dollar was 18% stronger than at December 31, 2001. This had the effect of increasing stockholders' equity by $104.8.

PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. In addition, the Company's Netherlands subsidiaries generally use the euro as the functional currency for their subsidiaries. Accordingly, for these subsidiaries, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

Net foreign currency translations and transactions decreased net income by $1.8 in 2002, increased net income by $.9 in 2001 and decreased net income by $1.9 in 2000.

Research and Development: Research and development costs are expensed as incurred and included as a component of cost of sales in the accompanying consolidated statements of income. Amounts charged against income were $56.0 in 2002, $74.0 in 2001 and $102.0 in 2000.

Earnings per Share: Diluted earnings per share are based on the weighted average number of basic shares outstanding during the year adjusted for the dilutive effect of stock options under the treasury stock method.

New Accounting Standards: In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The interpretation requires additional disclosures about guarantees and product warranties. Companies must record the fair value of new guarantees issued after December 31, 2002. See Note O for a discussion of PACCAR's current guarantees and Note I for a discussion of product warranties.

Stock-Based Compensation: See Note Q for a description of PACCAR's stock compensation plans. Through the end of 2002, the Company used the intrinsic value method of accounting for this plan. Under the intrinsic value method, when the exercise price of option grants equals the market value of the underlying common stock at the date of grant, no compensation expense is reflected in the Company's net income.

The following table illustrates the effect on net income and earnings per share if PACCAR had recorded as compensation expense the fair value of stock options under the provisions of FAS No. 123, *Accounting for Stock-Based Compensation.*

	2002	2001	2000
Net income, as reported	**$372.0**	$173.6	$441.8
Deduct: Fair value of stock compensation, net of tax	**(5.5)**	(5.7)	(4.7)
Pro forma net income	**$366.5**	$167.9	$437.1
Earnings per share:			
Basic–as reported	**$ 3.22**	$ 1.51	$ 3.84
Basic–pro forma	**3.17**	1.46	3.80
Diluted–as reported	**3.20**	1.50	3.82
Diluted–pro forma	**3.15**	1.46	3.78

The estimated fair value of stock options granted during 2002, 2001 and 2000 was $13.97, $12.12 and $11.21 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, and the following assumptions:

	2002	2001	2000
Risk-free interest rate	**4.50%**	5.50%	6.87%
Expected volatility of common stock	**48%**	50%	51%
Dividend yield	**4.4%**	4.4%	4.5%
Expected life of options	**5 years**	5 years	5 years

Change in Accounting: Under provisions of FAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*, effective January 1, 2003, PACCAR adopted the fair value recognition provisions of FAS No. 123 prospectively for all new employee stock option awards. As the expense of stock options is recognized over the vesting period, amounts included in net income in 2003 and 2004 will be less than if the fair value method were applied retroactively.

Options for 576,100 common shares were granted January 15, 2003. The fair value of this award amounted to $8.5 ($5.3 after-tax). This amount, net of the effect of any forfeitures and cancellations, will be recognized over the next three years as compensation expense.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2002 presentation.

December 31, 2002, 2001 and 2000 (currencies in millions)

B. INVESTMENTS IN MARKETABLE SECURITIES

The Company's investments in marketable securities are classified as available-for-sale. These investments are stated at fair value, with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities at December 31, 2002, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	**$135.5**	**$137.9**
Tax-exempt securities	**367.6**	**376.1**
Other debt securities	**21.2**	**21.3**
	$524.3	**$535.3**

Marketable debt securities at December 31, 2001, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$ 5.0	$ 5.2
Tax-exempt securities	397.0	401.7
	$402.0	$406.9

The contractual maturities of debt securities at December 31, 2002, were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
One year or less	**$ 86.3**	**$ 87.2**
After one to five years	**438.0**	**448.1**
	$524.3	**$535.3**

The Company's investments in marketable equity securities are included in "Goodwill and other." Cost and fair values at December 31 were as follows:

	2002	2001
Cost	**$ 6.1**	$ 15.7
Fair value	**$ 7.0**	$ 7.0

In 2002, the difference between cost and fair value represented a gross unrealized holding gain. In 2001, the difference represented a gross unrealized holding loss. Gross realized losses on marketable equity securities were $9.3 for the year ended December 31, 2002, and $10.0 for the year ended December 31, 2000. There were no realized gains or losses in 2001.

C. INVENTORIES

	2002	2001
Inventories at cost:		
Finished products	**$ 197.7**	$ 188.1
Work in process and raw materials	**238.5**	203.0
	436.2	391.1
Less LIFO reserve	**(125.6)**	(123.3)
	$ 310.6	$ 267.8

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 46% of consolidated inventories before deducting the LIFO reserve at December 31, 2002 and 2001.

D. FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

	2002	2001
Retail notes and contracts	**$2,804.4**	$3,015.4
Wholesale financing	**634.9**	398.7
Direct financing leases	**1,540.4**	1,380.6
Interest and other receivables	**63.3**	61.7
	5,043.0	4,856.4
Less allowance for losses	**(109.1)**	(104.7)
	4,933.9	4,751.7
Unearned interest:		
Retail notes and contracts	**(90.7)**	(130.5)
Direct financing leases	**(184.0)**	(181.3)
	(274.7)	(311.8)
	$4,659.2	$4,439.9

The Company's customers are principally concentrated in the United States, which represented 68% of total receivables at December 31, 2002, and 74% at December 31, 2001. Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

Annual payments due on retail notes and contracts beginning January 1, 2003, are $1,153.4, $774.5, $507.8, $254.8, $104.8 and $9.1 thereafter.

Annual minimum lease payments due on direct financing leases beginning January 1, 2003, are $463.6, $363.6, $288.4, $183.5, $83.0 and $43.7 thereafter. Estimated residual values included with direct financing leases amounted to $114.6 in 2002 and $98.8 in 2001.

December 31, 2002, 2001 and 2000 (currencies in millions)

E. ALLOWANCE FOR LOSSES

The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (generally upon repossession of the collateral).

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, December 31, 1999	$ 35.7	$ 81.3
Transfers and other	(11.1)	15.4
Provision for losses	1.2	42.4
Net losses, including translation	(3.0)	(34.5)
Balance, December 31, 2000	22.8	104.6
Provision for losses	.4	86.5
Net losses, including translation	(1.5)	(86.4)
Balance, December 31, 2001	21.7	104.7
Provision for losses	**2.1**	**53.2**
Net losses	**(.3)**	**(51.1)**
Translation	**2.4**	**2.3**
Balance, December 31, 2002	**$ 25.9**	**$109.1**

The Company's customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer. Generally, Financial Services receivables are collateralized by financed equipment. During 2000, certain finance receivables were transferred to the Financial Services segment.

F. EQUIPMENT ON OPERATING LEASES

Truck and Other:
Certain equipment sold to customers in Europe subject to a residual value guarantee (RVG) is recorded at cost and amortized on the straight-line basis to its guaranteed residual value. Guarantee periods generally range from three to seven years. The Company reviews residual values periodically to determine that recorded amounts are appropriate.

Equipment on operating leases is shown net of accumulated depreciation:

	2002	2001
Equipment on lease	**$ 570.7**	$ 412.7
Less allowance for depreciation	**(123.4)**	(65.4)
	$ 447.3	$ 347.3

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation, with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	2002	2001
Deferred lease revenues	**$ 196.7**	$ 167.9
Residual value guarantee	**319.7**	240.1
	$ 516.4	$ 408.0

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2002, the annual amortization of deferred revenue beginning January 1, 2003, is $85.2, $59.7, $32.0, $14.9, $4.0 and $.9 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2003, are $71.4, $108.4, $92.2, $31.4, $13.9 and $2.4 thereafter.

Financial Services:
Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives range from five to ten years.

	2002	2001
Transportation equipment	**$ 392.8**	$ 242.3
Less allowance for depreciation	**(81.9)**	(54.8)
	$ 310.9	$ 187.5

Original terms of operating leases generally average four years, but may range up to 120 months. Annual minimum lease payments due on operating leases beginning January 1, 2003, are $71.4, $78.0, $56.9, $27.8, $6.4 and $.4 thereafter.

December 31, 2002, 2001 and 2000 (currencies in millions)

G. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	2002	2001
Land	$ 84.7	$ 79.8
Buildings	516.4	489.0
Machinery and equipment	1,110.5	1,034.0
	1,711.6	1,602.8
Less allowance for depreciation	(893.2)	(774.0)
	$ 818.4	$ 828.8

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years

H. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

	2002	2001
Truck and Other:		
Accounts payable	$ 547.7	$ 452.9
Salaries and wages	111.6	125.1
Warranty and self-insurance reserves	225.7	207.0
Other	264.3	228.2
	$1,149.3	$1,013.2

I. PRODUCT SUPPORT RESERVES

Warranty reserves include reserves related to new products sales, as well as reserves related to optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one-year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims. PACCAR periodically assesses the adequacy of its recorded liabilities and adjusts the reserves as appropriate to reflect actual experience.

Changes in warranty and R&M reserves are summarized as follows:

	2002	2001
Beginning balance	$ 205.5	$ 219.9
Reductions from payments	(121.5)	(111.9)
Increases to reserves	168.2	104.1
Translation	21.2	(6.6)
	$ 273.4	$ 205.5

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

	2002	2001
Truck and Other:		
Accounts payable and accrued expenses	$ 204.9	$ 187.7
Deferred taxes and other liabilities	22.3	17.8
Financial Services:		
Deferred taxes and other liabilities	46.2	
	$ 273.4	$ 205.5

December 31, 2002, 2001 and 2000 (currencies in millions)

J. LEASES

The Company leases aircraft, computer equipment and office space under operating leases. Leases expire at various dates through the year 2010.

Annual minimum rental payments due under noncancellable operating leases beginning January 1, 2003, are $15.0, $9.6, $5.2, $3.0, $2.0 and $1.2 thereafter.

Total rental expenses under all leases for the three years ended December 31, 2002, were $28.5, $30.2 and $28.7.

K. BORROWINGS AND CREDIT ARRANGEMENTS

Borrowings include the following:

	EFFECTIVE RATE	2002	2001
Truck and Other:			
Current portion of long-term debt	5.8%	$ **7.3**	$ 77.8
Commercial paper	2.8%	**30.4**	23.4
		$ **37.7**	$ 101.2
Long-term debt:			
Fixed rate debt	6.7%	$ **1.0**	$ 29.9
Commercial paper	5.7%	**25.3**	31.4
Floating rate debt			42.4
Noninterest-bearing notes		**14.9**	14.8
		41.2	118.5
Less current portion		**(7.3)**	(77.8)
		$ **33.9**	$ 40.7

Interest expense amounted to $5.3, $9.5 and $12.1 for 2002, 2001 and 2000, respectively.

Commercial paper classified as long-term debt is based on management's ability and intent to maintain these borrowings on a long-term basis. Annual maturities for long-term debt for the five years beginning January 1, 2003, are $7.3, $6.4, $6.3, $6.3 and $14.9 thereafter.

	EFFECTIVE RATE	2002	2001
Financial Services:			
Commercial paper	4.0%	**$1,987.6**	$1,899.4
Bank loans	5.1%	**22.2**	20.1
		$2,009.8	$1,919.5
Term debt:			
Fixed rate	7.9%	**$ 142.8**	$ 356.7
Floating rate	3.6%	**1,375.0**	1,150.0
		1,517.8	1,506.7
		$3,527.6	$3,426.2

The effective rate is the weighted average rate as of December 31, 2002, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2003, are $655.6, $808.2, $53.6 and $.4.

Consolidated:

Interest paid on consolidated borrowings was $168.3, $210.3 and $245.3 in 2002, 2001 and 2000.

The weighted average interest rate on consolidated commercial paper and bank loans was 3.98%, 4.95% and 6.47% at December 31, 2002, 2001 and 2000.

The Company has line of credit arrangements of $1,500.8, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,447.6 at December 31, 2002, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. In addition, at December 31, 2002, there was $630.0 of medium-term debt available for issuance under an outstanding shelf registration.

December 31, 2002, 2001 and 2000 (currencies in millions)

L. EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

In addition, the Company maintains postretirement medical and life insurance plans covering the majority of its U.S. employees. The medical and life insurance plans reimburse those employees from retirement until age 65 for approximately 50% of their medical costs and provide a nominal death benefit.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

It is Company practice to fund amounts for pensions in accordance with applicable employee benefit and tax laws. The Company elected to contribute $169 million to its pension plans in 2002.

The following data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

	2002	2001
Weighted Average Assumptions as of December 31:		
Discount rate	**6.5%**	6.8%
Rate of increase in future compensation levels	**4.2%**	4.4%
Assumed long-term rate of return on plan assets	**7.4%**	7.8%

	2002	2001
Change in Benefit Obligation:		
Benefit obligation at January 1	**$602.8**	$ 567.6
Service cost	**24.9**	24.5
Interest cost	**40.3**	37.3
Benefits paid	**(21.2)**	(19.4)
Actuarial loss (gain)	**14.1**	(9.3)
Foreign currency translation	**11.9**	(.5)
Participant contributions	**2.8**	2.7
Settlements and other	**(2.6)**	(.1)
Benefit obligation at December 31	**$673.0**	$ 602.8
Change in Plan Assets:		
Fair value of plan assets at January 1	**$469.1**	$ 501.4
Employer contributions	**169.0**	8.7
Actual return on plan assets	**(49.0)**	(23.1)
Benefits paid	**(21.2)**	(19.4)
Foreign currency translation	**10.0**	(1.2)
Participant contributions	**2.8**	2.7
Settlements	**(3.6)**	
Fair value of plan assets at December 31	**$577.1**	$ 469.1

	2002	2001
Funded Status at December 31:		
Funded status	**$ (95.9)**	$ (133.7)
Unrecognized actuarial loss	**144.0**	37.6
Unrecognized prior service cost	**16.7**	19.5
Unrecognized net initial obligation	**2.6**	2.9
Prepaid benefit (Net liability)	**$ 67.4**	$ (73.7)
Details of Prepaid Benefit (Net Liability):		
Prepaid benefit costs	**$ 70.9**	$ 4.2
Accrued benefit liability	**(40.9)**	(106.0)
Intangible asset	**6.7**	14.9
Accumulated other comprehensive loss	**30.7**	13.2
Prepaid benefit (Net liability)	**$ 67.4**	$ (73.7)

December 31, 2002, 2001 and 2000 (currencies in millions)

	2002	2001	2000
Components of Pension Expense:			
Service cost	**$ 24.9**	$ 24.5	$ 27.4
Interest on projected benefit obligation	**40.3**	37.3	34.7
Expected return on assets	**(41.7)**	(38.9)	(37.3)
Amortization of prior service costs	**2.8**	2.9	2.7
Recognized actuarial loss	**.8**	.5	.6
Other	**.8**		(2.4)
Net pension expense	**$ 27.9**	$ 26.3	$ 25.7

Pension expense for multi-employer and foreign-insured plans was $15.4, $12.7 and $12.1 in 2002, 2001 and 2000.

The following data relate to unfunded postretirement medical and life insurance plans:

	2002	2001
Unfunded Status at December 31:		
Unfunded status	**$(44.2)**	$(36.3)
Unrecognized actuarial loss (gain)	**2.1**	(2.8)
Unrecognized prior service cost	**1.0**	1.1
Unrecognized net initial obligation	**4.2**	4.7
Accrued postretirement benefits	**$(36.9)**	$(33.3)
Change in Benefit Obligation:		
Benefit obligation at January 1	**$ 36.3**	$ 33.3
Service cost	**1.6**	1.5
Interest cost	**2.7**	2.3
Benefits paid	**(1.3)**	(.8)
Actuarial loss	**4.9**	
Benefit obligation at December 31	**$ 44.2**	$ 36.3

	2002	2001	2000
Components of Retiree Expense:			
Service cost	**$1.6**	$1.5	$1.7
Interest cost	**2.7**	2.3	2.2
Recognized prior service cost	**.1**	.2	.2
Recognized net initial obligation	**.5**	.4	.5
Curtailment			(.5)
Net retiree expense	**$4.9**	$4.4	$4.1

The discount rate used for calculating the accumulated plan benefits was 6.8% for 2002 and 7.0% for 2001. The long-term medical inflation rate used was 7.0% for 2002 and 2001 and is expected to remain the same in the future.

Assumed health care cost trends have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on total of service and interest cost components	$ .5	$ (.4)
Effect on accumulated postretirement benefit obligation	$4.7	$(4.2)

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $15.0, $13.7 and $15.8 in 2002, 2001 and 2000, respectively.

December 31, 2002, 2001 and 2000 (currencies in millions)

M. INCOME TAXES

	2002	2001	2000
Income (Loss) Before Income Taxes:			
Domestic	**$242.3**	$ (19.7)	$357.1
Foreign	**331.8**	275.0	308.0
	$574.1	$255.3	$665.1
Provision (Benefit) for Income Taxes:			
Current provision (benefit):			
Federal	**$ 34.6**	$ (19.3)	$ 78.4
Foreign	**106.3**	84.1	112.2
State	**9.9**	(1.0)	13.2
	150.8	63.8	203.8
Deferred provision (benefit):			
Federal and state	**41.9**	11.4	36.7
Foreign	**9.4**	6.5	(17.2)
	51.3	17.9	19.5
	$202.1	$ 81.7	$223.3
Reconciliation of Statutory U.S. Tax to Actual Provision:			
Statutory rate	**35%**	35%	35%
Statutory tax	**$200.9**	$ 90.3	$233.4
Effect of:			
State income taxes	**13.0**	2.7	10.5
NOL reserve adjustment			(12.4)
Other	**(11.8)**	(11.3)	(8.2)
	$202.1	$ 81.7	$223.3

At December 31:	2002	2001
Components of Deferred Tax Assets (Liabilities):		
Assets:		
Provisions for accrued expenses	**$189.9**	$174.7
Net operating loss carryforwards	**82.0**	78.0
Allowance for losses on receivables	**34.0**	33.7
Unrealized derivative losses	**23.4**	22.6
Other	**25.4**	26.9
	354.7	335.9
Valuation reserve	**(67.0)**	(64.0)
	287.7	271.9
Liabilities:		
Financing and leasing activities	**(236.8)**	(202.6)
Asset capitalization and depreciation	**(88.9)**	(72.6)
Other	**(61.3)**	(58.3)
	(387.0)	(333.5)
Net deferred tax liability	**$(99.3)**	$ (61.6)

At December 31:	2002	2001
Classification of Deferred Tax Assets (Liabilities):		
Truck and Other:		
Deferred taxes and other current assets	**$ 83.9**	$ 95.7
Goodwill and other	**19.9**	26.8
Deferred taxes and other liabilities	**(14.9)**	(13.9)
Financial Services:		
Other assets	**18.3**	4.1
Deferred taxes and other liabilities	**(206.5)**	(174.3)
Net deferred tax liability	**$ (99.3)**	$ (61.6)

The Company's net operating loss carryforwards and valuation reserve relate to Leyland Trucks Ltd. These net operating losses carry forward indefinitely, subject to certain limitations under United Kingdom law.

United States income taxes and foreign withholding taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $1,551.0 at December 31, 2002.

Cash paid for income taxes was $111.6, $43.0 and $251.6 in 2002, 2001 and 2000, respectively.

N. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

Cash and Equivalents: The carrying amount reported in the balance sheet is stated at fair value.

Marketable Debt and Equity Securities: Amounts are carried at fair value. Fair values are based on quoted market prices.

Financial Services Net Receivables: For floating-rate loans and wholesale financings, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Direct financing lease receivables and the related loss provisions have been excluded from the accompanying table.

December 31, 2002, 2001 and 2000 (currencies in millions)

Short- and Long-Term Debt: The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company's fixed-rate long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Derivative instruments are carried at fair value. Fair values for the Company's interest-rate contracts are based on costs that would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties' credit standing at current market interest rates. The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates.

Trade Receivables and Payables: Carrying amounts approximate fair value.

Financial instruments of the Company, where the recorded carrying amount is not at fair value, are as follows:

2002	CARRYING AMOUNT	FAIR VALUE
Truck and Other:		
Long-term debt	**$ 41.2**	**$ 39.8**
Financial Services:		
Net receivables	**3,276.2**	**3,338.6**
Long-term debt	**1,517.8**	**1,520.9**

2001	CARRYING AMOUNT	FAIR VALUE
Truck and Other:		
Long-term debt	$ 118.5	$ 115.1
Financial Services:		
Net receivables	3,202.9	3,257.1
Long-term debt	1,506.7	1,517.0

O. COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency or by a state-level environmental agency. The Company has provided for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future.

While neither the timing nor the amount of the ultimate costs associated with future environmental cleanup can be determined, management does not expect that those matters will have a material adverse effect on the Company's consolidated financial position.

At December 31, 2002, PACCAR had standby letters of credit of $28.2, which guarantee various insurance and financing activities. PACCAR had also guaranteed $18.0 in borrowings of certain independent dealers. The guarantees expire between March 2004 and December 2006. The maximum potential amount of future payments PACCAR could be required to make under the guarantees is $18.0. As of December 31, 2002, PACCAR had recorded a liability of $3.0 for expected payments on outstanding guarantees. The Company is committed, under specific circumstances, to purchase equipment at a cost of $15.2 in 2005, $7.4 in 2006 and $3.5 in 2007. At December 31, 2002, PACCAR's financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $117.4. The commitments generally expire in 90 days. The Company had commitments to purchase future production inventory totaling $98.6 and commitments to pay a minimum fixed fee for parts distribution in the United Kingdom of $41.6 at December 31, 2002.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

December 31, 2002, 2001 and 2000 (currencies in millions)

P. DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not engage in derivatives trading, market-making or other speculative activities. Derivative financial agreements are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. Minimum credit ratings of the counterparties to these agreements are established and the Company limits its exposure to any single counterparty. At December 31, 2002, the Company had no material exposure to loss in the event of counterparty default.

The Company in the normal course of business enters into the following types of derivative transactions:

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2002, the Company had 208 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $2,305.6, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. At December 31, 2002, the total net fair value of all interest-rate contracts amounted to a liability of $59.3.

Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2003, are $902.6, $752.5, $428.4, $157.0 and $65.1. The weighted average pay rate of 4.75% approximates the Company's net cost of funds. The weighted average receive rate of 2.06% offsets rates on associated debt obligations.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions denominated in foreign currencies. PACCAR has currency exchange exposure for the value of the U.S. dollar compared to the Canadian dollar, the euro and the British pound. With respect to Europe, PACCAR has currency exposure for the value of the euro compared to the British pound and other national currencies in Europe. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within three months. The maximum amount of loss that could be incurred associated with foreign exchange purchase contracts is equal to the fair value of the contracts. At December 31, 2002 and 2001, PACCAR had net foreign exchange purchase contracts outstanding amounting to $215.2 and $167.7 U.S. dollars.

Derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value on the balance sheet. The gain or loss on the effective portion of the hedge arising from the change in fair value is initially reported in other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Hedge ineffectiveness was immaterial. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings. Net gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales. Net gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net loss included in other comprehensive income as of December 31, 2002, $31.1 is expected to be reclassified to interest expense in 2003. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company's interest-rate risk management strategy.

Q. STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company's authorized but unissued common stock. Non-employee directors may be granted restricted shares of the Company's common stock. The maximum number of shares of the Company's common stock available for issuance under these plans is 13.6 million. As of December 31, 2002, the maximum number of shares available for future grants under these plans is 6.9 million. Options currently outstanding under these plans were granted with exercise prices equal to the fair market value of the Company's common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is as follows:

	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
Outstanding at 12/31/99	2,669,900	$26.00
Granted	886,200	27.83
Exercised	(506,600)	16.54
Cancelled	(78,900)	34.29
Outstanding at 12/31/00	2,970,600	27.98
Granted	808,900	34.42
Exercised	(549,600)	20.99
Cancelled	(71,100)	32.07
Outstanding at 12/31/01	3,158,800	30.75
Granted	**659,600**	**42.31**
Exercised	**(703,600)**	**32.45**
Cancelled	**(99,200)**	**32.63**
Outstanding at 12/31/02	**3,015,600**	**$32.82**

The following tables summarize information about stock options outstanding and exercisable at December 31, 2002:

Stock Options Outstanding:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE IN YEARS	AVERAGE EXERCISE PRICE*
$14.50–16.50	209,900	2.9	$15.72
24.42–27.83	933,500	6.7	27.34
34.42–42.31	1,872,200	7.9	37.47
	3,015,600	7.2	$32.82

Stock Options Exercisable:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
$14.50–16.50	209,900	$15.72
24.42–24.42	136,000	24.42
35.67–35.85	463,800	35.79
	809,700	$28.68

*Weighted Average

See Note A for additional information regarding estimated fair values, Black-Scholes option pricing assumptions and pro forma net income and earnings per share amounts.

Diluted Earnings Per Share: The following table shows the additional shares added to weighted average basic shares outstanding to calculate diluted earnings per share. These amounts primarily represent the dilutive effect of stock options. Options outstanding at each year-end with exercise prices in excess of the respective year's average common stock market price have been excluded from the amounts shown in the table.

	2002	2001	2000
Additional shares	**823,800**	685,400	691,000
Excluded antidilutive shares	–	1,048,400	1,104,400

December 31, 2002, 2001 and 2000 (currencies in millions)

R. STOCKHOLDERS' EQUITY

Stock Repurchases: For the year ended December 31, 2000, the Company repurchased 2.4 million shares (3.6 million shares after adjustment for the 50% stock dividend) at a total cost of $105.8.

Stockholder Rights Plan: The plan provides one right for each share of PACCAR common stock outstanding. Rights become exercisable if a person publicly announces the intention to acquire 15% or more of PACCAR's common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for two hundred dollars a fractional share of Series A Junior Participating Preferred Stock. Each fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances, the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which expire in the year 2009, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.

Other Comprehensive Income: Following are the items included in other comprehensive income (loss) and the related tax effects:

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2002			
Net unrealized investment gains:			
Net holding gain	$ 7.0	$ (2.5)	$ 4.5
Reclassification adjustment	8.6	(3.3)	5.3
Net unrealized gain	15.6	(5.8)	9.8
Minimum pension liability increase	(17.5)	6.0	(11.5)
Net unrealized derivative losses:			
Net holding loss	(57.7)	20.5	(37.2)
Reclassification adjustment	55.3	(20.5)	34.8
Net unrealized loss	(2.4)		(2.4)
Currency translation adjustment	125.2		125.2
Total other comprehensive income	$120.9	$ .2	$121.1

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2001			
Net unrealized investment gains:			
Net holding gain	$ 7.0	$ (2.8)	$ 4.2
Reclassification adjustment	.4	(.2)	.2
Net unrealized gain	7.4	(3.0)	4.4
Minimum pension liability increase	(13.2)	4.4	(8.8)
Net unrealized derivative losses:			
Cumulative effect	(25.8)	10.1	(15.7)
Net holding loss	(45.5)	17.4	(28.1)
Reclassification adjustment	10.6	(4.1)	6.5
Net unrealized loss	(60.7)	23.4	(37.3)
Currency translation adjustment	(32.7)		(32.7)
Total other comprehensive income	$(99.2)	$ 24.8	$(74.4)
2000			
Net unrealized investment losses:			
Net holding loss	$ (6.0)	$ 1.9	$ (4.1)
Reclassification adjustment	5.4	(1.7)	3.7
Net unrealized loss	(.6)	.2	(.4)
Currency translation adjustment	(45.1)		(45.1)
Total other comprehensive income	$(45.7)	$ .2	$(45.5)

S. SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal industries, Truck and Financial Services.

The Truck segment is composed of the manufacture of trucks and the distribution of related parts which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in the United States and Europe.

The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in the United States and Europe.

Included in All Other is PACCAR's industrial winch manufacturing business. Also within this category are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense.

December 31, 2002, 2001 and 2000 (currencies in millions)

Sales between reportable segments were insignificant in 2001 and 2000. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $9.2, $14.3 and $19.8 for 2002, 2001 and 2000. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment's performance is evaluated based on income before income taxes.

Geographic Area Data	2002	2001	2000
Revenues:			
United States	**$ 3,689.5**	$2,798.7	$4,498.1
Europe	**2,126.4**	2,110.1	2,150.8
Other	**1,402.7**	1,191.7	1,287.6
	$ 7,218.6	$6,100.5	$7,936.5
Long-lived assets:			
Property, plant and equipment, net			
United States	**$ 369.2**	$ 400.0	$ 421.3
The Netherlands	**192.6**	172.8	185.6
Canada	**76.1**	79.7	88.0
Other	**180.5**	176.3	187.7
	$ 818.4	$ 828.8	$ 882.6
Goodwill and other intangibles, net			
The Netherlands	**$ 94.8**	$ 76.8	$ 86.0
Other	**1.0**	1.0	1.0
	$ 95.8	$ 77.8	$ 87.0
Equipment on operating leases, net			
United Kingdom	**$ 256.6**	$ 175.4	$ 133.0
Mexico	**66.8**	62.8	59.5
France	**122.5**	89.6	57.8
United States	**122.3**	52.0	56.3
Other	**190.0**	155.0	90.9
	$ 758.2	$ 534.8	$ 397.5

Business Segment Data	2002	2001	2000
Net sales and revenues:			
Truck			
Total	**$6,910.1**	$5,575.8	$7,385.8
Less intersegment	**(176.9)**		
External customers	**6,733.2**	5,575.8	7,385.8
All other	**52.8**	65.9	71.6
	6,786.0	5,641.7	7,457.4
Financial Services	**432.6**	458.8	479.1
	$7,218.6	$6,100.5	$7,936.5
Income before income taxes:			
Truck	**$ 482.5**	$ 189.1	$ 512.8
All other	**(9.1)**	(4.1)	41.0
	473.4	185.0	553.8
Financial Services	**72.2**	35.0	76.4
Investment income	**28.5**	35.3	34.9
	$ 574.1	$ 255.3	$ 665.1
Depreciation and amortization:			
Truck	**$ 155.7**	$ 127.5	$ 114.8
Financial Services	**49.1**	35.4	27.2
All other	**13.4**	17.0	13.5
	$ 218.2	$ 179.9	$ 155.5
Expenditures for long-lived assets:			
Truck	**$ 162.8**	$ 201.2	$ 252.8
Financial Services	**183.5**	93.6	78.2
Other	**8.0**	14.5	36.9
	$ 354.3	$ 309.3	$ 367.9
Segment assets:			
Truck	**$2,211.7**	$1,990.5	$2,118.3
Other	**105.1**	141.8	128.7
Cash and marketable securities	**1,273.4**	1,023.1	909.7
	3,590.2	3,155.4	3,156.7
Financial Services	**5,112.3**	4,758.5	5,114.2
	$8,702.5	$7,913.9	$8,270.9

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Seattle, Washington
February 18, 2003

Ernst & Young LLP

SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998
			(millions except per share data)		
Truck and Other Net Sales and Revenues	**$6,786.0**	$5,641.7	$7,457.4	$8,648.2	$7,577.7
Financial Services Revenues	**432.6**	458.8	479.1	372.8	317.1
Total Revenues	**7,218.6**	6,100.5	7,936.5	9,021.0	7,894.8
Net Income	**372.0**	173.6	441.8	583.6	416.8
Net Income Per Share:					
Basic	**3.22**	1.51	3.84	4.97	3.56
Diluted	**3.20**	1.50	3.82	4.94	3.53
Cash Dividends Declared	**1.50**	.97	1.47	1.60	1.47
Total Assets:					
Truck and Other	**3,590.2**	3,155.4	3,156.7	3,350.5	3,159.6
Financial Services	**5,112.3**	4,758.5	5,114.2	4,582.5	3,635.2
Truck and Other Long-Term Debt	**33.9**	40.7	124.7	182.2	204.3
Financial Services Debt	**3,527.6**	3,426.2	3,803.9	3,405.7	2,724.7
Stockholders' Equity	**$2,600.7**	$2,252.6	$2,249.1	$2,110.6	$1,764.2

All per share amounts have been restated to give effect to a 50% stock dividend in May 2002.

In 1999 net income included $17.5 for an after-tax gain on sale of a subsidiary.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2002	*(millions except per share data)*			
Truck and Other Net Sales and Revenues	**$1,396.7**	**$1,694.8**	**$1,886.1**	**$1,808.4**
Truck and Other Gross Profit (Before SG&A and Interest)	**140.9**	**194.8**	**258.2**	**244.9**
Financial Services Revenues	**104.8**	**107.0**	**110.2**	**110.6**
Financial Services Gross Profit (Before SG&A)	**45.1**	**47.9**	**50.1**	**51.8**
Net Income	**47.2**	**73.7**	**128.9**	**122.2**
Net Income Per Share:				
Basic	**$ .41**	**$ .64**	**$ 1.11**	**$ 1.06**
Diluted	**.41**	**.63**	**1.11**	**1.05**
2001	*(millions except per share data)*			
Truck and Other Net Sales and Revenues	$1,407.8	$1,414.6	$1,391.5	$1,427.8
Truck and Other Gross Profit (Before SG&A and Interest)	138.4	138.6	134.3	151.3
Financial Services Revenues	120.4	116.4	111.9	110.1
Financial Services Gross Profit (Before SG&A)	45.0	45.6	47.1	45.8
Net Income	44.3	39.5	39.4	50.4
Net Income Per Share:				
Basic	$ .39	$ .34	$ .34	$ .44
Diluted	.38	.34	.34	.44

Net income per share amounts have been restated to give effect to a 50% stock dividend in May 2002.

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. All amounts have been restated to give effect to a 50% stock dividend in May 2002. There were 2,391 record holders of the common stock at December 31, 2002.

2002 QUARTER	CASH DIVIDENDS DECLARED	STOCK PRICE HIGH	STOCK PRICE LOW
First	**$ .20**	**$52.80**	**$41.17**
Second	**.20**	**51.56**	**39.77**
Third	**.20**	**43.91**	**31.35**
Fourth	**.20**	**49.50**	**30.94**
Year-End Extra	**.70**		

2001 QUARTER	CASH DIVIDENDS DECLARED	STOCK PRICE HIGH	STOCK PRICE LOW
First	$ .20	$36.42	$28.58
Second	.20	34.88	28.54
Third	.20	43.37	28.50
Fourth	.20	46.19	31.47
Year-End Extra	.17		

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

(currencies in millions)

In the normal course of business, PACCAR holds or issues various financial instruments which expose the Company to market risk associated with market currency exchange rates and interest rates. Policies and procedures have been established by the Company to manage these market risks through the use of various derivative financial instruments. The Company does not engage in derivatives trading, market-making or other speculative activities.

Interest Rate Risks - *See Note P for a description of the Company's exposure to interest rate risks.* The following is a sensitivity analysis for the Company's derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. The gains or losses in the following table represent the changes in the financial instruments' fair values which would result from a 100 basis point increase of the current market rates at December 31, 2002 and 2001.

Fair Value Gains (Losses)	2002	2001
CONSOLIDATED:		
Assets		
Cash equivalents and marketable securities	$ (9.8)	$ (7.3)
TRUCK AND OTHER:		
Liabilities		
Borrowings and related swaps:		
Long-term debt	.9	1.1
Interest rate swaps related to commercial paper classified as long-term debt	.9	.7
FINANCIAL SERVICES:		
Assets		
Retail notes, contracts and wholesale financing, net of unearned interest, less allowance for losses	(30.2)	(33.1)
Liabilities		
Debt	.9	3.7
Interest rate swaps related to financial services debt	33.4	23.0
Total	$ (3.9)	$(11.9)

Currency Risks - *See Note P for a description of the Company's exposure to currency risks.* The following foreign exchange forward contracts were held by the Company related to certain currency exposures. All contracts have maturity dates of less than one year. The notional amounts and fair values follow:

	AVERAGE CONTRACTUAL RATE*	NOTIONAL AMOUNT	FAIR VALUE GAINS (LOSSES)
December 31, 2002			
Buy Euro / Sell British Pound	**.638**	**$ 51.3**	**$ 1.1**
Buy Euro / Sell Swiss Franc	**1.464**	**2.2**	
Buy Euro / Sell Czech Koruna	**30.790**	**4.2**	**.1**
Buy Euro / Sell Hungarian Forint	**246.300**	**1.3**	**(.1)**
Buy Euro / Sell Polish Zloty	**4.014**	**5.8**	
Buy U.S. Dollar / Sell Euro	**.996**	**30.0**	**(1.6)**
Buy U.S. Dollar / Sell British Pound	**.636**	**114.1**	**(2.7)**
Buy U.S. Dollar / Sell Canadian Dollar	**1.564**	**6.3**	
Total		**$215.2**	**$ (3.2)**
December 31, 2001			
Buy Euro / Sell British Pound	.623	$ 42.9	$ (.8)
Buy Euro / Sell Swiss Franc	1.473	1.5	
Buy Euro / Sell Czech Koruna	32.397	2.8	
Buy Euro / Sell Hungarian Forint	247.873	1.5	
Buy Euro / Sell Polish Zloty	3.639	5.0	(.2)
Buy U.S. Dollar / Sell Euro	1.119	12.8	
Buy U.S. Dollar / Sell British Pound	.689	95.7	(.2)
Buy U.S. Dollar / Sell Canadian Dollar	1.586	5.5	
Total		$167.7	$ (1.2)

*Stated in terms of selling currency

OFFICERS AND DIRECTORS

OFFICERS

Mark C. Pigott
Chairman and
Chief Executive Officer

David J. Hovind
Vice Chairman

Michael A. Tembreull
Vice Chairman

Thomas E. Plimpton
President

Ronald E. Armstrong
Vice President

Laurie L. Baker
Vice President

Richard E. Bangert, II
Vice President

James G. Cardillo
Vice President

Robert J. Christensen
Vice President

Patrick F. Flynn
Vice President and
Chief Information Officer

Kenneth R. Gangl
Vice President

William D. Jackson
Vice President

Thomas A. Lundahl
Vice President

Helene N. Mawyer
Vice President

G. Glen Morie
Vice President and
General Counsel

Nicholas P. Panza
Vice President

George E. West, Jr.
Vice President

Andrew J. Wold
Treasurer

Janice M. D'Amato
Secretary

DIRECTORS

Mark C. Pigott
Chairman and
Chief Executive Officer
PACCAR Inc (3)

David J. Hovind
Vice Chairman
PACCAR Inc

Michael A. Tembreull
Vice Chairman
PACCAR Inc

John M. Fluke, Jr.
Chairman
Fluke Capital
Management, L.P. (1,2)

Gerald Grinstein
Retired Non-executive Chairman
Agilent Technologies, Inc. (2,4)

David K. Newbigging
Chairman
Friends Provident Plc (2,4)

James C. Pigott
President
Pigott Enterprises, Inc. (3,4)

William G. Reed, Jr.
Retired Chairman
Simpson Investment Company (1,3)

Harry C. Stonecipher
Retired Vice Chairman
The Boeing Company (1)

Harold A. Wagner
Non-executive Chairman
Agere Systems Inc. (1)

COMMITTEES OF THE BOARD

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) EXECUTIVE COMMITTEE
(4) NOMINATING COMMITTEE

TRUCKS

Kenworth Truck Company
Division Headquarters:
10630 N.E. 38th Place
Kirkland, Washington 98033

Factories:
Chillicothe, Ohio
Renton, Washington

Peterbilt Motors Company
Division Headquarters:
1700 Woodbrook Street
Denton, Texas 76205

Factories:
Denton, Texas
Madison, Tennessee

PACCAR of Canada Ltd.
Markborough Place
6711 Mississauga Road N.
Mississauga, Ontario
L5N 4J8 Canada

Factory:
Ste. Therese, Quebec

Canadian Kenworth Company
Division Headquarters:
Markborough Place
6711 Mississauga Road N.
Mississauga, Ontario
L5N 4J8 Canada

Peterbilt of Canada
Division Headquarters:
108 Summerlea Road
Brampton, Ontario
L6T 4X3 Canada

DAF Trucks N.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

Factories:
Eindhoven,
The Netherlands
Westerlo, Belgium

Leyland Trucks Ltd.
Croston Road
Leyland, Preston
Lancs PR5 3LZ
United Kingdom

Factory:
Leyland, Lancashire

Kenworth Méxicana, S.A. de C.V.
Kilometro 10.5
Carretera a San Luis
Mexicali, Baja California
Mexico

Factory:
Mexicali, Baja California

PACCAR Australia Pty. Ltd. Kenworth Trucks
64 Canterbury Road
Bayswater, Victoria 3153
Australia

Factory:
Bayswater, Victoria

PACCAR U.K. Ltd. Foden Trucks
Moss Lane, Sandbach
Cheshire CW11 3YW
United Kingdom

TRUCK PARTS AND SUPPLIES

PACCAR Parts
Division Headquarters:
750 Houser Way N.
Renton, Washington 98055

Dynacraft
Division Headquarters:
650 Milwaukee Avenue N.
Algona, Washington 98001

WINCHES

PACCAR Winch Division
Division Headquarters:
800 E. Dallas Street
Broken Arrow, Oklahoma
74012

Factories:
Broken Arrow, Oklahoma
Okmulgee, Oklahoma

PRODUCT TESTING, RESEARCH AND DEVELOPMENT

PACCAR Technical Center
Division Headquarters:
12479 Farm to Market Road
Mount Vernon, Washington
98273

DAF Trucks Test Center
Weverspad 2
5491 RL St. Oedenrode
The Netherlands

PACCAR FINANCIAL SERVICES GROUP

PACCAR Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

PACCAR Financial Europe B.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

PACCAR Capital México S.A. de C.V.
Kilometro 10.5
Carretera a San Luis
Mexicali, Baja California
Mexico

PacLease Méxicana S.A. de C.V.
Kilometro 10.5
Carretera a San Luis
Mexicali, Baja California
Mexico

PACCAR Financial Services Ltd.
Markborough Place
6711 Mississauga Road N.
Mississauga, Ontario
L5N 4J8 Canada

PACCAR Financial Pty. Ltd.
64 Canterbury Road
Bayswater, Victoria 3153
Australia

PACCAR Financial Limited
Eastern Bypass
Thame, Oxfordshire
OX9 3GH
United Kingdom

PACCAR Leasing Company
Division of PACCAR
Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

EXPORT SALES

PACCAR International
Division Headquarters:
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

Offices:
Beijing, People's Republic of China
Jakarta, Indonesia
Johannesburg, Republic of South Africa
Manama, Bahrain
Miami, Florida
Sandbach, United Kingdom

STOCKHOLDERS' INFORMATION

Corporate Offices
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington
98004

Mailing Address
P.O. Box 1518
Bellevue, Washington
98009

Telephone
425.468.7400

Facsimile
425.468.8216

Homepage
http://www.paccar.com


PACCAR Inc
KENWORTH
DAF
PACCAR PARTS
STRADAFT
PACCAR
KENMEX

Stock Transfer and Dividend Dispersing Agent
Wells Fargo Bank
Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota
55164-0854
800.468.9716
www.wellsfargo.com/shareownerservices

PACCAR's transfer agent maintains the company's shareholder records, issues stock certificates and distributes dividends and IRS Form 1099. Requests concerning these matters should be directed to Wells Fargo.

Online Delivery of Annual Report and Proxy Statement
PACCAR's 2002 Annual Report and the 2003 Proxy Statement are available on PACCAR's Web site at www.paccar.com/corp/finance.asp

Registered stockholders can sign up to receive future proxy statements and annual reports in electronic format, instead of receiving paper documents, by visiting www.econsent.com/pcar/

Stockholders who hold PACCAR stock in street name may inquire of their bank or broker about the availability of electronic delivery of annual meeting documents.

Braden, Carco, DAF, Dynacraft, Foden, Gearmatic, Kenworth, Leyland, PACCAR, PacLease and Peterbilt are trademarks owned by PACCAR Inc and its subsidiaries.

Independent Auditors
Ernst & Young LLP
Seattle, Washington

SEC Form 10-K
PACCAR's annual report to the Securities and Exchange Commission will be furnished to stockholders on request to the Corporate Secretary, PACCAR Inc, P.O. Box 1518, Bellevue, Washington 98009. It is also available online at www.paccar.com/corp/finance.asp, under SEC Filings.

Annual Stockholders' Meeting
April 22, 2003, 10:30 a.m.
Meydenbauer Center
11100 N.E. Sixth Street
Bellevue, Washington
98004

An Equal Opportunity Employer



This report was printed on recycled paper.

PACCAR Inc

PACCAR Inc